                                                Filed pursuant to Rule 424(b)(5)
                                                      Registration No. 333-86949


           PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED OCTOBER 6, 1999

                              [GREYWOLF INC. LOGO]

                               13,000,000 SHARES

                                GREY WOLF, INC.

                                  COMMON STOCK

                            ------------------------

     We are selling to the underwriter 13,000,000 shares of common stock at a price of $4.00 per share.

     The common stock is listed on the American Stock Exchange under the symbol "GW." The last reported sale price of the common stock on the American Stock Exchange on March 30, 2000 was $4.125 per share.

     The common stock may be offered by the underwriter from time to time at negotiated prices in one or more transactions. The common stock will not be sold on or through the facilities of a national securities exchange or to or through a market maker otherwise than on an exchange. See "Underwriting."

     SEE "RISK FACTORS" BEGINNING ON PAGE S-9 FOR A DESCRIPTION OF CERTAIN RISKS RELATING TO THE COMMON STOCK.

     Delivery of the common stock will be made on or about April 4, 2000.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                         JOHNSON RICE & COMPANY, L.L.C.

            The date of this prospectus supplement is March 31, 2000

                               TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT                   PAGE
---------------------                   ----
Where You Can Find More Information...   S-3
Forward-Looking Statements............   S-3
Summary...............................   S-4
Risk Factors..........................   S-9
Use of Proceeds.......................  S-16
Capitalization........................  S-17
Price Range of Common Stock and
  Dividend Policy.....................  S-18
Selected Financial and Operating
  Data................................  S-19
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................  S-21
Underwriting..........................  S-32
Legal Matters.........................  S-33
Experts...............................  S-33

PROSPECTUS                              PAGE
----------                              ----
About This Prospectus.................     1
Where You Can Find More Information...     1
Grey Wolf, Inc. ......................     2
Forward-Looking Statements............     2
Risk Factors..........................     3
Use of Proceeds.......................    11
Ratio of Earnings to Fixed Charges and
  Earnings to Fixed Charges and
  Preferred Stock Dividends...........    12
Description of Debt Securities........    13
Description of Other Indebtedness.....    20
Description of Capital Stock..........    20
Description of Depositary Shares......    22
Description of Warrants...............    24
Plan of Distribution..................    27
Legal Matters.........................    29
Experts...............................    29

                            ------------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                      WHERE YOU CAN FIND MORE INFORMATION

     In addition to the documents referred to under "Where You Can Find More Information" in the accompanying prospectus, this prospectus supplement incorporates by reference the following documents filed by us with the Securities and Exchange Commission:

     - our Annual Report on Form 10-K for the year ended December 31, 1999; and

     - our Current Report on Form 8-K filed March 31, 2000.

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement, particularly the sections entitled "Summary," "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains and incorporates by reference certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that are not historical facts concerning, among other things, market conditions, the demand for our drilling services, future utilization, future expenditures (including rig upgrades and refurbishments) and future results of operations. We cannot guarantee that we have identified and properly weighed all of the factors which affect market conditions and the demand for our rigs, that the public information upon which we have relied is accurate or complete or that our analysis of the market and the demand for our rigs is correct or that the strategy based on this analysis will be successful. Certain factors and risks that could cause actual results to differ from those identified in these forward-looking statements include, among others:

     - fluctuations in prices and demand for oil and gas;

     - fluctuations in levels of oil and gas exploration and development activities;

     - fluctuations in the demand for contract land drilling services;

     - the existence of competitors, technological changes and developments in the contract land drilling industry;

     - the existence of operating risks inherent in the contract land drilling industry; and

     - U.S. and global economic conditions.

     For a further discussion of such factors and risks, see "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Annual Report on Form 10-K for the year ended December 31, 1999 which is incorporated by reference in this prospectus supplement. These forward-looking statements speak only as of the date of this prospectus supplement. We disclaim any obligation to release publicly any updates or revisions to any forward-looking statement contained in this prospectus supplement to reflect any changes in our expectations regarding such statements or any change in events, conditions or circumstances on which they are based.

                                    SUMMARY

     The following summary highlights information we incorporate by reference or present more fully elsewhere in this prospectus supplement. It does not contain all the information that may be important to you. You should read carefully the entire prospectus supplement and accompanying prospectus and the other information we refer to before you decide to invest in our common stock. Except as otherwise stated, references in this prospectus supplement to "we," "us," "our" and similar references refer to Grey Wolf, Inc. and its consolidated subsidiaries, and not the underwriter.

                                  OUR BUSINESS

     We are a leading provider of contract land drilling services in the United States with a domestic fleet of 120 rigs, of which 108 are marketable. Of the 108 marketable rigs, 71 rigs are marketed while 37 are cold-stacked. We also have an inventory of 12 non-marketed rigs located in the United States which are held for refurbishment as demand for drilling services warrants. In addition to our domestic operations, we maintain a fleet of five non-marketed rigs in Venezuela, giving us a total of 125 rigs. Our customers are independent oil and gas producers and major oil companies.

     We conduct our operations in the markets that we believe have historically had greater rig utilization rates and dayrates than the combined total of all other domestic markets. Through March 30, 2000, the first quarter average utilization rate of our marketable rigs is 56%, compared with 40% for all of 1999. The recent improvement in utilization rates in the markets we serve is largely due, we believe, to increased levels of drilling for natural gas as opposed to oil reserves. Natural gas reserves are typically found in deeper geological formations and generally require premium equipment and quality crews to drill the wells. During 1999, approximately 96% of the wells we drilled for our customers were drilled in search of natural gas.

     Our core markets are in Ark-La-Tex, the Gulf Coast, Mississippi/Alabama and South Texas. We generally deploy our rig fleet based on the types of rigs preferred by our customers for drilling in these geographic markets. The following table summarizes the rigs we own as of March 30, 2000:

                                                      MAXIMUM RATED DEPTH CAPACITY
                                          ----------------------------------------------------
                                                     10,000'     15,000'
                                           UNDER       TO          TO        20,000'
                                          10,000'    14,999'     19,999'    AND DEEPER   TOTAL
                                          -------   ---------   ---------   ----------   -----
MARKETABLE
Ark-La-Tex Division:(1)
  Diesel Electric.......................    --          1           6            7         14
  Trailer-Mounted.......................    --          2          --           --          2
  Mechanical............................    --          9           9            3         21
Gulf Coast Division:
  Diesel Electric.......................    --         --           1           24         25
  Mechanical............................    --          3           2            5         10
South Texas Division:
  Diesel Electric.......................    --          1           6            6         13
  Trailer-Mounted.......................     4         11          --           --         15
  Mechanical............................    --          7           1           --          8
                                            --         --          --           --        ---
          Total Marketable(2)...........     4         34          25           45        108
INVENTORY
Domestic:
  Diesel Electric.......................    --         --           2            8         10
  Trailer-Mounted.......................    --          1          --           --          1
  Mechanical............................    --         --           1           --          1

                                                      MAXIMUM RATED DEPTH CAPACITY
                                          ----------------------------------------------------
                                                     10,000'     15,000'
                                           UNDER       TO          TO        20,000'
                                          10,000'    14,999'     19,999'    AND DEEPER   TOTAL
                                          -------   ---------   ---------   ----------   -----
Venezuela:
  Trailer-Mounted.......................    --          2          --           --          2
  Mechanical............................    --          3          --           --          3
                                            --         --          --           --        ---
          Total Inventory...............    --          6           3            8         17
                                            --         --          --           --        ---
          Total Rig Fleet...............     4         40          28           53        125
                                            ==         ==          ==           ==        ===

---------------

(1) Includes our Mississippi/Alabama market.

(2) Includes 37 cold-stacked rigs of which three are in the under 10,000' category, ten are in the 10,000' to 14,999' category, seven are in the 15,000' to 19,999' category, and 17 are in the 20,000' and deeper category.

                             OUR BUSINESS STRATEGY

     We operate in a cyclical industry in which the number of working land drilling rigs and the average dayrates charged for them can change rapidly. Because of this cyclicality, we seek to take advantage of upswings in demand by increasing our dayrates and by being prepared to deploy additional rigs into the market. We also remain willing to impose disciplined cost saving measures, such as cold-stacking rigs, in times of decreasing demand.

     In each of our land drilling industry activities, we focus on increasing our operating margins. We strive to improve our operating margins in several ways, the most important of which are by:

     - maintaining a leading position in our core domestic markets;

     - balancing the rates we charge for our services and market share while trying to maintain a high level of utilization on our marketed rigs;

     - enhancing cash-flow through our turnkey and trucking operations;

     - searching for new market opportunities, primarily in North America, where we believe our quality fleet of rigs would be able to generate attractive returns; and

     - searching for potential acquisition candidates that we believe would be accretive.

     Core Market Leadership. Our four core domestic markets have generally realized comparatively higher utilization rates and dayrates than other domestic markets, particularly for rigs capable of drilling to deeper depths in search of natural gas. Through acquisitions and divestitures, we have become one of the largest contractors in our core markets and have configured our rig fleet to predominantly consist of rigs capable of drilling to deeper formations. In recent years, these premium rigs have been in greater demand in our core markets and have generally enjoyed higher utilization and dayrates than rigs capable of drilling only to shallower depths.

     Balancing Dayrates and Utilization Rates. We strive to adjust the size of our marketed rig fleet to optimize the balance between the utilization of our rigs and the rates we can charge for them. We have 71 marketed rigs and 37 cold-stacked rigs. With the recent improvements in demand, we have sought and achieved higher dayrates for the rigs we now market. We plan to redeploy our non-marketed rigs when we believe we can maintain our dayrates and a high level of utilization on all our marketed rigs.

     Turnkey and Trucking. We seek to improve our operating margins by offering our drilling services on a turnkey or footage rate basis. A successfully completed turnkey contract or footage rate contract generally earns us a greater return than does a typical dayrate contract, though often poses greater risks. The key to our turnkey and footage drilling strategy is maintaining a reasonable balance between the risks and rewards of these types of contracts. In 1999, approximately 19% of our days worked were from turnkey and footage contracts. We also seek margin enhancement through our trucking operations, which includes a fleet of 54 trucks devoted exclusively to moving our rigs. We believe that our truck fleet enables us to offer safer, more timely service to our customers, while allowing us to save on third party transportation costs and increase our margins.

     New Market Opportunities. While we have focused our operations in our four core markets and believe these markets are currently the best domestic land drilling markets, we monitor other geographic markets for opportunities where our rig fleet could produce higher margins. We watch the market conditions outside our core markets for changes in customer drilling patterns that could lead to opportunities for our premium deep drilling rig fleet.

     Potential Acquisitions. We continue to monitor our core markets and other geographic markets for acquisition opportunities. Our criteria for acquisition candidates include companies or assets which can integrate with and enhance our premium rig fleet and possibly provide us entry into new geographic markets. We intend to pursue only those transactions that, we believe, will enhance our returns and be accretive to earnings.

                                  THE OFFERING

Common stock offered.......  13,000,000 shares

Common stock to be
outstanding after the
  offering.................  178,547,000 shares

Use of proceeds............  Purchase five top drive units, capital expenditures to return some of our rigs to marketable status when we believe market conditions justify their reactivation, and general corporate purposes, including working capital.

American Stock Exchange
  Symbol...................  GW

     The number of shares to be outstanding reflected in the above table does not include 8,688,575 shares that may be issued pursuant to stock options outstanding as of March 30, 2000 under our stock option plans.

                      SUMMARY FINANCIAL AND OPERATING DATA

                                                                     YEARS ENDED DECEMBER 31,
                                                              ---------------------------------------
                                                                 1999          1998          1997
                                                              -----------   -----------   -----------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
Statement of Operations Data:
  Revenues..................................................   $147,203      $240,979      $215,923
  Drilling operations costs.................................    140,924       193,140       162,552
  Depreciation and amortization.............................     34,003        38,069        20,957
  General and administrative................................      6,678         8,880         8,081
  Provision for asset impairment(1).........................         --        93,193            --
  Unusual charges(2)........................................        320         1,722            --
                                                               --------      --------      --------
  Operating income (loss)...................................    (34,722)      (94,025)       24,333
  Interest expense..........................................    (24,054)      (21,621)       (8,748)
  Other income, net.........................................      1,958         4,482         3,264
                                                               --------      --------      --------
  Income (loss) before income taxes.........................    (56,818)     (111,164)       18,849
  Income tax expense (benefit)..............................    (15,976)      (27,951)        8,631
                                                               --------      --------      --------
  Income (loss) before extraordinary item...................    (40,842)      (83,213)       10,218
  Extraordinary item, net of tax of $203....................       (420)           --            --
                                                               --------      --------      --------
  Net income (loss).........................................   $(41,262)     $(83,213)     $ 10,218
                                                               ========      ========      ========
  Net income (loss) applicable to common stock..............   $(41,262)     $(83,213)     $  9,978
                                                               ========      ========      ========
  Basic net income (loss) per common share..................   $   (.25)     $   (.50)     $    .07
                                                               ========      ========      ========
  Basic weighted average shares outstanding.................    165,108       164,944       145,854
                                                               ========      ========      ========
  Diluted net income (loss) per common share................   $   (.25)     $   (.50)     $    .07
                                                               ========      ========      ========
  Diluted weighted average shares outstanding...............    165,108       164,994       149,724
                                                               ========      ========      ========
Other Financial Data (unaudited):
  EBITDA(3).................................................   $   (399)     $ 38,959      $ 45,290

                                                               YEARS ENDED DECEMBER 31,
                                                              ---------------------------
                                                               1999      1998      1997
                                                              -------   -------   -------
Drilling Rig Activity Data (unaudited):
  Average utilization rate of marketable drilling rigs(4)...       40%       63%       82%
  Average revenues per day(5)...............................  $ 8,956   $ 9,187   $ 8,847
  Number of operating days..................................   16,436    26,230    24,405
  Marketable drilling rigs -- end of period(4)..............      108       113       106
  Inventoried drilling rigs -- end of period................       17        12        16

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
                                                                (IN THOUSANDS)
Balance Sheet Data:
  Working capital...........................................  $ 16,353   $ 44,489
  Property and equipment, net...............................   384,361    411,316
  Total assets..............................................   452,846    501,303
  Long-term debt net of current maturities..................   249,962    250,527
  Series A preferred stock -- mandatory redeemable..........        --        305
  Shareholders' equity......................................   125,577    166,691

---------------

(1) Represents a non-cash impairment charge to some of our drilling rigs and equipment caused by changes in circumstances indicating that the carrying amounts may not be recoverable. See notes 1 and 11 to our consolidated financial statements incorporated by reference in this prospectus supplement.

(2) For the year ended December 31, 1999, represents employment severance costs. For the year ended December 31, 1998, represents employment severance costs and write-downs of other assets associated with international operations. See note 11 to our consolidated financial statements incorporated by reference in this prospectus supplement.

(3) EBITDA means operating income (loss) before depreciation and amortization, provision for asset impairment and unusual charges and is not a measure recognized by generally accepted accounting principles. EBITDA is presented here to provide additional information about our operations. EBITDA should not be considered in isolation or as a substitute for net income as a measure of our operating performance or for cash provided by operating activities as a measure of our liquidity (all as determined in accordance with generally accepted accounting principles). This method may not be comparable to the EBITDA calculations of other companies.

(4) Includes marketed and cold-stacked rigs.

(5) Represents total contract drilling revenues divided by the total number of rig days worked by our drilling rigs during the period.

                                  RISK FACTORS

     An investment in common stock is very risky. You should carefully consider the following risk factors and all of the other information set forth or incorporated by reference in this prospectus supplement and the accompanying prospectus before you purchase our common stock.

OUR BUSINESS CAN BE ADVERSELY AFFECTED BY LOW OIL AND GAS PRICES AND EXPECTATIONS OF LOW PRICES.

     As a supplier of land drilling services, our business depends on the level of drilling activity by oil and gas exploration and production companies operating in the geographic markets where we operate. The number of wells they choose to drill is strongly influenced by past trends in oil and gas prices, current prices, and their outlook for future oil and gas prices within those geographic markets. Low oil and gas prices, or the perception among oil and gas companies that future prices are likely to remain low or decline further, can materially and adversely affect us in many ways, including:

     - our revenues, cash flows and earnings;

     - the fair market value of our rig fleet;

     - our ability to maintain or increase our borrowing capacity;

     - our ability to obtain additional capital to finance our business and make acquisitions, and the cost of that capital; and

     - our ability to retain skilled rig personnel who we would need in the event of a upturn in the demand for our services.

     Oil and gas prices have been volatile historically and, we believe, will continue to be so in the future. Many factors beyond our control affect oil and gas prices, including:

     - weather conditions in the United States and elsewhere;

     - economic conditions in the United States and elsewhere;

     - actions by OPEC, the Organization of Petroleum Exporting Countries;

     - political stability in the Middle East and other major producing regions;

     - governmental regulations, both domestic and foreign;

     - the pace adopted by foreign governments for exploration of their national reserves;

     - the price of foreign imports of oil and gas; and

     - the overall supply and demand for oil and gas.

WE OPERATE IN A HIGHLY COMPETITIVE, FRAGMENTED INDUSTRY IN WHICH PRICE COMPETITION HAS INTENSIFIED AS EXCESS DRILLING RIG CAPACITY HAS INCREASED.

     We operate in a highly competitive business. The drilling contracts we compete for are usually awarded on the basis of competitive bids. Pricing and rig availability are the primary factors considered by our potential customers in determining which drilling contractor to select. We believe other factors are also important. Among those factors are:

     - the type and condition of drilling rigs;

     - the quality of service and experience of rig crews;

     - the safety record of the rig;

     - the contractor's offering of ancillary services; and

     - the ability of the contractor to provide drilling equipment adaptable to, and personnel familiar with, new technologies and drilling techniques.

     While we must generally be competitive in our pricing, our competitive strategy generally emphasizes the quality of our equipment, the safety record of our rigs and the experience of our rig crews to differentiate us from our competitors. This strategy was less effective as lower demand for drilling services intensified price competition and made it more difficult for us to compete on the basis of factors other than price. In all of the markets in which we compete there is an over supply of rigs which has caused greater price competition.

     Contract drilling companies compete primarily on a regional basis, and the intensity of competition may vary significantly from region to region at any particular time. If demand for drilling services improves in a region where we operate, our competitors might respond by moving in suitable rigs from other regions. An influx of rigs from other regions could rapidly intensify competition and make any improvement in demand for drilling rigs short-lived.

     We face competition from many competitors. Certain of our competitors have greater financial and human resources than do we. Their greater capabilities in these areas may enable them to:

     - better withstand periods of low rig utilization;

     - compete more effectively on the basis of price and technology;

     - retain skilled rig personnel; and

     - build new rigs or acquire and refurbish existing rigs so as to be able to place rigs into service more quickly than us in periods of high drilling demand.

OUR DRILLING OPERATIONS INVOLVE INHERENT RISKS OF LOSS WHICH IF NOT INSURED OR INDEMNIFIED AGAINST COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     Our business is subject to the many hazards inherent in the land drilling business including the risks of:

     - blowouts;

     - fires and explosions;

     - collapse of the borehole;

     - lost or stuck drill strings; and

     - damage or loss from natural disasters.

     We attempt to obtain indemnification from our customers by contract for certain of these risks under daywork contracts but are not always able to do so. We also seek to protect ourselves from some but not all operating hazards through insurance coverage.

     If these hazards occur they can produce substantial liabilities to us from, among other things:

     - suspension of drilling operations;

     - damage to the environment;

     - damage to, or destruction of our property and equipment and that of others;

     - personal injury and loss of life; and

     - damage to producing or potentially productive oil and gas formations through which we drill.

     The indemnification we receive from our customers and our own insurance coverage may not, however, be sufficient to protect us against liability for all consequences of disasters, personal injury and property damage. Additionally, our insurance coverage generally provides that we bear a portion of the claim through substantial insurance coverage deductibles. The premiums we pay for insurance policies are also subject to substantial increase based upon our claims history, which may increase our operating costs. We can offer you no assurance that our insurance or indemnification arrangements will adequately protect us against liability from all of the hazards of our business. We are also subject to the risk that we may be unable to obtain or renew insurance coverage of the type and amount we desire at reasonable rates. If we were to incur a significant liability for which we were not fully insured or indemnified it could have a material adverse effect on our financial position and results of operations.

OUR OPERATIONS ARE SUBJECT TO DOMESTIC AND FOREIGN ENVIRONMENTAL LAWS THAT MAY EXPOSE US TO LIABILITIES FOR NONCOMPLIANCE WHICH COULD ADVERSELY AFFECT US.

     Many aspects of our operations are subject to domestic and foreign laws and regulations. For example, our drilling operations are typically subject to extensive and evolving laws and regulations governing:

     - environmental quality;

     - pollution control; and

     - remediation of environmental contamination.

     Our operations are often conducted in or near ecologically sensitive areas, such as wetlands which are subject to special protective measures and which may expose us to additional operating costs and liabilities for noncompliance. The handling of waste materials, some of which are classified as hazardous substances, is a necessary part of our operations. Consequently, our operations are subject to stringent regulations relating to protection of the environment and waste handling which may impose liability on us for our own noncompliance and, in addition, that of other parties without regard to whether we were negligent or otherwise at fault. We may also be exposed to environmental or other liabilities originating from businesses and assets which we purchased from others. Compliance with applicable laws and regulations may require us to incur significant expenses and capital expenditures which could have a material and adverse affect on our operations by increasing our expenses and limiting our future contract drilling opportunities.

DESPITE RECENT IMPROVEMENTS, WE ARE STILL EXPERIENCING RELATIVELY WEAK DEMAND FOR OUR SERVICES DUE, WE BELIEVE, TO UNCERTAINTY ABOUT OIL AND GAS PRICES.

     Volatility in oil and gas prices can produce wide swings in the levels of overall drilling activity in the markets we serve and affect the demand for our drilling services and the day rates we can charge for our rigs. Pronounced downturns in oil and gas prices can adversely affect our business.

     We believe our operating and financial performance illustrates this risk. Oil and gas prices generally dropped beginning in late 1997, with generally lower commodity prices extending well into 1999. Beginning in the first quarter of 1998, drilling activity in the markets we serve also dropped significantly, and we experienced significant declines both in the utilization rates for our rigs and in the day rates we could charge for them. Our rig utilization in our core domestic markets was 81% during the first quarter of 1998 but declined to an average of 41% for the year 1999. Our average revenue per rig day worked was $9,407 in the first quarter of 1998, declining to $7,825 for the quarter ended June 30, 1999.

     Future demand for our rigs may remain the same or may decline and we can offer you no assurance otherwise. If drilling activity does increase in the areas where we operate, we cannot assure you that demand for our rigs will also increase.

IN ADDITION TO TRADE LIABILITIES, WE HAVE $250.0 MILLION IN PRINCIPAL AMOUNT OF INDEBTEDNESS UNDER OUR SENIOR NOTES AND OUR RECENT OPERATIONS HAVE NOT GENERATED SUFFICIENT CASH FLOW TO COVER OUR SEMI-ANNUAL INTEREST PAYMENTS OF APPROXIMATELY $11.1 MILLION.

     We are indebted for a total of $250.0 million in principal amount under our 8 7/8% Senior Notes due 2007. Semi-annual interest payments on the senior notes of approximately $11.1 million are due on January 1 and July 1 of each year. For the year ended December 31, 1999, however, our operating activities, investing activities and financing activities each consumed net cash rather than provided additional cash. To meet our debt service obligations under the senior notes and provide necessary cash, we were required to use our cash on hand.

     Our ability in the future to meet our debt service obligations and reduce our total indebtedness will depend on a number of factors including:

     - oil and gas prices;

     - demand for our drilling services;

     - whether our business strategy is successful;

     - levels of interest rates; and

     - other financial and business factors that affect us.

     Many of these factors are beyond our control.

     If we do not generate sufficient cash flow to pay debt service and repay principal in the future, we will likely be required to use one or more of the following measures:

     - further diminish our cash balances;

     - use our existing credit facility;

     - obtain additional external financing;

     - refinance our indebtedness; and

     - sell our assets.

     We can give no assurance that any such sources of funds will be adequate to meet our needs or be available on terms acceptable to us.

WE HAVE HAD ONLY ONE PROFITABLE YEAR SINCE 1991.

     We have a history of losses with our only profitable year since 1991 being 1997 in which we had net income of $10.2 million. Whether we are able to become profitable in the future will depend on many factors, but primarily on whether we are able to obtain substantially higher utilization rates for our rigs and the rates we charge for them. Whether we can achieve those goals will largely depend on oil and gas prices which are beyond our control.

UNEXPECTED COST OVERRUNS ON OUR TURNKEY AND FOOTAGE DRILLING JOBS COULD ADVERSELY AFFECT US.

     We have historically derived a significant portion of our revenues from turnkey and footage drilling contracts and we expect that they will continue to represent a significant component of our revenues. The occurrence of uninsured or under-insured losses or operating cost overruns on our turnkey and footage jobs could have a material adverse effect on our financial position and results of operations. Under a typical turnkey or footage drilling contract, we agree to drill a well for our customer to a specified depth and under specified conditions for a fixed price. We typically provide technical expertise and engineering service, as well as most of the equipment required for the drilling of turnkey and footage wells. We often subcontract for related services. Under typical turnkey drilling arrangements, we do not receive progress payments and are entitled to be paid by our customer only after we have performed the terms of the drilling contract in full. For these reasons, the risk to us under turnkey and footage drilling contracts is substantially greater than for wells drilled on a day work basis because we must assume most of the risks associated with drilling operations that are generally assumed by our customer under a day work contract. Although we attempt to obtain insurance coverage to reduce certain of the risks inherent in our turnkey and footage drilling operations, we can offer no assurance that adequate coverage will be obtained or will be available in the future.

WE COULD BE ADVERSELY AFFECTED IF WE LOST THE SERVICES OF CERTAIN OF OUR SENIOR MANAGERS.

     Our business is dependent to a significant extent on a small group of our executive management personnel. The loss of any one of these individuals could have a material adverse effect on our financial condition and results of operations.

OUR INDENTURES AND CREDIT AGREEMENTS MAY PROHIBIT US FROM PARTICIPATION IN CERTAIN TRANSACTIONS THAT WE MAY CONSIDER ADVANTAGEOUS.

     The indentures under which we issued our senior notes contain restrictions on our ability and the ability of certain of our subsidiaries to engage in certain types of transactions. These restrictive covenants may adversely affect our ability to pursue business acquisitions and rig refurbishments. These include covenants prohibiting or limiting our ability to:

     - incur additional indebtedness;

     - pay dividends or make other restricted payments;

     - sell material assets;

     - grant or permit liens to exist on our assets;

     - enter into sale and lease-back transactions;

     - enter into certain mergers, acquisitions and consolidations;

     - make certain investments;

     - enter into transactions with related persons; and

     - engage in lines of business unrelated to our core land drilling business.

     Our senior secured credit facility also contains covenants restricting our ability and our subsidiaries' ability to undertake many of the same types of transactions, and contains financial ratio covenants. They may also limit our ability to respond to changes in market conditions. Our ability to meet the financial ratio covenants of our credit agreement can be affected by events and conditions beyond our control and we may be unable to meet those tests.

     Our senior secured credit facility contains default terms that effectively cross default with the indentures covering our senior notes. If we breach the covenants in the indentures it could cause our default not only on our senior notes, but also under our senior secured credit agreement, and possibly under other then outstanding debt obligations owed by us or our subsidiaries. If the indebtedness under our senior secured credit agreement or other indebtedness owed by us or our subsidiaries is more than $10.0 million and is not paid when due, or is accelerated by the holders of the debt, then an event of default under the indenture covering our senior notes would occur. If circumstances arise in which we are in default under our various credit agreements, our cash and other assets may be insufficient to repay our indebtedness and that of our subsidiaries.

WE COULD BE ADVERSELY AFFECTED IF SHORTAGES OF EQUIPMENT, SUPPLIES OR PERSONNEL OCCUR.

     While we are not currently experiencing any shortages, from time to time there have been shortages of drilling equipment and supplies which we believe could reoccur. During periods of shortages, the cost and delivery times of equipment and supplies are substantially greater. In the past, in response to such shortages, we have formed alliances with various suppliers and manufacturers that enabled us to reduce our exposure to price increases and supply shortages. Although we have formed many informal supply alliances with equipment manufacturers and suppliers, and are attempting to establish arrangements to assure adequate availability of certain necessary equipment and supplies on satisfactory terms, there can be no assurance that we will be able to do so or to maintain existing alliances. Shortages of drilling equipment or supplies could delay and adversely affect our ability to return to service our cold-stacked or inventory rigs and obtain contracts for our marketable rigs, which could have a material adverse effect on our financial condition and results of operations.

     Although we have not encountered material difficulty in hiring and retaining qualified rig crews, such shortages are occurring in the industry. We may experience shortages of qualified personnel to operate our rigs, which could have a material adverse effect on our financial condition and results of operations.

OUR EXISTING DIVIDEND POLICY AND CONTRACTUAL RESTRICTIONS LIMIT OUR ABILITY TO PAY DIVIDENDS.

     We have never declared a cash dividend on our common stock and do not expect to pay cash dividends on our common stock for the foreseeable future. We expect that all cash flow generated from our operations in the foreseeable future will be retained and used to develop or expand our business, pay debt service and reduce outstanding indebtedness. Furthermore, the terms of our senior secured credit facility prohibit the payment of dividends without the prior written consent of the lenders and the terms of the indentures under which our senior notes are issued also restrict our ability to pay dividends under certain conditions.

CERTAIN PROVISIONS OF OUR ORGANIZATIONAL DOCUMENTS, SECURITIES AND CREDIT AGREEMENTS HAVE ANTI-TAKEOVER EFFECTS WHICH MAY PREVENT OUR SHAREHOLDERS FROM RECEIVING THE MAXIMUM VALUE FOR THEIR SHARES.

     Our articles of incorporation, bylaws and securities and credit agreements contain certain provisions intended to delay or prevent entirely a change of control transaction not supported by our board of directors, or which may have that general effect. These measures include:

     - classification of our board of directors into three classes, with each class serving a staggered three year term;

     - giving our board of directors the exclusive authority to adopt, amend or repeal our bylaws and thus prohibiting shareholders from doing so;

     - requiring our shareholders to give advance notice of their intent to submit a proposal at the annual meeting; and

     - limiting the ability of our shareholders to call a special meeting and act by written consent.

     Additionally, the indentures under which our senior notes are issued, require us to offer to repurchase all senior notes then outstanding at a purchase price equal to 101% of the principal amount of the senior notes plus accrued and unpaid interest to the date of purchase in the event that the we become subject to a change of control, as defined in the indentures. This feature of the indentures could also have the effect of discouraging potentially attractive change of control offers.

     In addition, we have adopted a shareholder rights plan which may have the effect of impeding a hostile attempt to acquire control of us.

LARGE AMOUNTS OF OUR COMMON STOCK MAY BE RESOLD INTO THE MARKET IN THE FUTURE WHICH COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DROP SIGNIFICANTLY, EVEN IF OUR BUSINESS IS DOING WELL.

     The accompanying prospectus may be used to issue common stock (in addition to this offering ), preferred stock or debt that is convertible into common stock and warrants to acquire common stock. If we issue a significant amount of common stock, convertible preferred stock or warrants, the market price of our common stock may be adversely affected.

     As of March 30, 2000, 165.5 million shares of our common stock were issued and outstanding. 137.8 million of these shares, or 83.3%, are freely tradeable. The remaining 27.7 million shares, or 16.7%, of our issued and outstanding common stock are restricted shares, but are available for resale in the public market under our currently effective registration statements or exemptions from the registration requirements of the Securities and Exchange Commission. In addition, as of March 30, 2000, we had issued options to purchase 8.7 million shares of common stock and these options are currently exerciseable for 3.6 million shares of common stock. The market price of our common stock could drop significantly if future sales of substantial amounts of our common stock occur, or if the perception exists that substantial sales may occur.

                                USE OF PROCEEDS

     The net proceeds to be received by us from the issuance of the shares of common stock will be approximately $51.5 million, net of estimated offering expenses. We expect to use these proceeds for:

     - purchasing five top drive units at a cost we estimate to be $7.0 million;

     - capital expenditures to return some of our rigs to marketed status when we believe market conditions justify their reactivation; and

     - general corporate purposes, including working capital.

     Pending these uses, we will invest the funds in short-term, interest-bearing securities.

                                 CAPITALIZATION

     The following table sets forth our unaudited capitalization as of December 31, 1999 on an actual basis, and as adjusted to reflect the sale of 13,000,000 shares of common stock in this offering at a price of $4.00 per share and the application of the net proceeds after deducting estimated offering expenses. You should read this table along with our selected historical financial data and our historical financial statements and notes thereto included elsewhere or incorporated by reference in this prospectus supplement.

                                                                 DECEMBER 31, 1999
                                                              ------------------------
                                                              HISTORICAL   AS ADJUSTED
                                                              ----------   -----------
                                                                   (IN THOUSANDS)
Cash and cash equivalents...................................  $  20,500     $  72,000
                                                              ---------     ---------
Current maturities of long-term debt........................  $     831     $     831
Long-term debt, net of current maturities:
  Credit facility...........................................         --            --
  8 7/8% Senior Notes due 2007..............................    249,354       249,354
  Other.....................................................        608           608
                                                              ---------     ---------
          Total long-term debt, net of current maturities...    249,962       249,962
Shareholders' equity:
  Common stock, $.10 par value per share....................     16,516        17,816
  Additional paid-in capital................................    270,527       321,227
  Cumulative translation adjustments........................       (454)         (454)
  Accumulated deficit.......................................   (161,012)     (161,012)
                                                              ---------     ---------
          Total shareholders' equity........................    125,577       177,577
                                                              ---------     ---------
          Total capitalization..............................  $ 376,370     $ 428,370
                                                              =========     =========

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Our common stock is traded on the American Stock Exchange under the symbol "GW". The following table sets forth the range of high and low sale prices per share of our common stock as reported by the American Stock Exchange for the periods indicated.

                                                               HIGH       LOW
                                                              -------   -------
1998
  First Quarter.............................................  $5.5000   $3.5000
  Second Quarter............................................   4.7500    2.7500
  Third Quarter.............................................   3.1250    1.1875
  Fourth Quarter............................................   1.6250    0.6875
1999
  First Quarter.............................................  $1.5000   $0.7500
  Second Quarter............................................   2.7500    1.0000
  Third Quarter.............................................   3.7500    2.0000
  Fourth Quarter............................................   3.4375    2.1250
2000
  First Quarter through March 30, 2000......................  $4.6250   $2.7500

     The last sale price of our common stock as reported by the American Stock Exchange on March 30, 2000 was $4.125.

     We have never declared or paid cash dividends on our common stock and do not expect to pay cash dividends in 2000 or for the foreseeable future. We anticipate that all cash flow generated from operations in the foreseeable future will be retained and used to develop or expand our business, pay debt service and reduce our indebtedness. Any future payment of cash dividends will depend upon our results of operations, financial condition, cash requirements and other factors deemed relevant by our board of directors.

     The terms of our senior secured credit facility prohibit the payment of dividends without the prior written consent of the lender and the terms of the indentures under which our senior notes are issued also restrict our ability to pay dividends.

                     SELECTED FINANCIAL AND OPERATING DATA

     The following table sets forth our consolidated financial and operating data as of and for each of the years in the five-year period ended December 31, 1999. Our selected financial data as of and for the five-year period ended December 31, 1999 has been derived from our audited consolidated financial statements. The following data should be read together with our historical consolidated financial statements and the notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus supplement or incorporated by reference into this prospectus supplement or the accompanying prospectus.

                                                                                  YEARS ENDED DECEMBER 31,
                                                              -----------------------------------------------------------------
                                                                 1999         1998          1997         1996           1995
                                                              ----------   -----------   ----------   ----------     ----------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA AND DRILLING RIG ACTIVITY
                                                                                            DATA)
Statement of Operations Data:
  Revenues..................................................   $147,203     $ 240,979     $215,923     $ 81,767       $ 94,709
  Drilling operations costs.................................    140,924       193,140      162,552       80,388         93,825
  Depreciation and amortization.............................     34,003        38,069       20,957        4,689          4,832
  General and administrative................................      6,678         8,880        8,081        4,274          3,555
  Provision for asset impairment(1).........................         --        93,193           --           --          5,290
  Unusual charges(2)........................................        320         1,722           --        6,131             --
                                                               --------     ---------     --------     --------       --------
  Operating income (loss)...................................    (34,722)      (94,025)      24,333      (13,715)(6)    (12,793)
  Interest expense..........................................    (24,054)      (21,621)      (8,748)      (1,220)        (1,472)
  Other income, net.........................................      1,958         4,482        3,264        4,058          1,590
                                                               --------     ---------     --------     --------       --------
  Income (loss) from continuing operations..................    (56,818)     (111,164)      18,849      (10,877)       (12,675)
  Income (loss) from discontinued operations(3).............         --            --           --           --           (772)
                                                               --------     ---------     --------     --------       --------
  Income (loss) before income taxes.........................    (56,818)     (111,164)      18,849      (10,877)       (13,447)
  Income tax expense (benefits).............................    (15,976)      (27,951)       8,631          845             --
                                                               --------     ---------     --------     --------       --------
  Income (loss) before extraordinary item...................    (40,842)      (83,213)      10,218      (11,722)       (13,447)
  Extraordinary item, net of tax of $203....................       (420)                        --           --             --
                                                               --------     ---------     --------     --------       --------
  Net income (loss).........................................    (41,262)      (83,213)      10,218      (11,722)       (13,447)
  Series A preferred stock redemption premium...............         --            --         (240)         (13)            --
  Series B preferred stock subscription dividend............         --            --           --         (402)            --
                                                               --------     ---------     --------     --------       --------
  Net income (loss) applicable to common stock..............   $(41,262)    $ (83,213)    $  9,978     $(12,137)      $(13,447)
                                                               ========     =========     ========     ========       ========
  Basic net income (loss) per share -- continuing
    operations..............................................   $   (.25)    $    (.50)    $    .07     $   (.18)      $   (.33)
  Basic net income (loss) per share -- discontinued
    operations..............................................         --            --           --           --       $   (.02)
                                                               --------     ---------     --------     --------       --------
  Basic net income (loss) per share.........................   $   (.25)    $    (.50)    $    .07     $   (.18)      $   (.35)
                                                               ========     =========     ========     ========       ========
  Basic weighted average shares outstanding.................    165,108       164,944      145,854       67,495         38,669
  Diluted net income (loss) per share -- continuing
    operations..............................................   $   (.25)    $    (.50)    $    .07     $   (.18)      $   (.33)
  Diluted net income (loss) per share -- discontinued
    operations..............................................         --            --           --           --       $   (.02)
                                                               --------     ---------     --------     --------       --------
  Diluted net income (loss) per share.......................   $   (.25)    $    (.50)    $    .07     $   (.18)      $   (.35)
                                                               ========     =========     ========     ========       ========
  Diluted weighted average shares outstanding...............    165,108       164,944      149,724       67,495         38,669
                                                               ========     =========     ========     ========       ========
Other Data (unaudited):
  EBITDA(4).................................................   $   (399)    $  38,959     $ 45,290     $ (2,895)      $ (2,671)
Drilling Rig Activity Data (unaudited):
  Average utilization rate of marketable drilling rigs(5)...         40%           63%          82%          63%            66%
  Average revenues per day(6)...............................   $  8,956     $   9,187     $  8,847     $  7,610       $  7,739
  Number of operating days..................................     16,436        26,230       24,405       10,744         11,694
  Marketable drilling rigs -- end of period(5)..............        108           113          106           52             58
  Inventoried drilling rigs -- end of period................         17            12           16           25             22

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
                                                                (IN THOUSANDS)
Balance Sheet Data:
  Working capital...........................................  $ 16,353   $ 44,489
  Property and equipment, net...............................   384,361    411,316
  Total assets..............................................   452,846    501,303
  Long-term debt net of current maturities..................   249,962    250,527
  Series A preferred stock -- mandatory redeemable..........        --        305
  Shareholders' equity......................................   125,577    166,691

---------------

(1) Represents a non-cash impairment charge to some of our drilling rigs and equipment caused by changes in circumstances indicating that the carrying amounts may not be recoverable. See notes 1 and 11 to our consolidated financial statements incorporated by reference in this prospectus supplement.

(2) For the year ended December 31, 1999, represents employment severance costs. For the year ended December 31, 1998, represents employment severance costs and write-downs of other assets associated with international operations. See note 11 to our consolidated financial statements incorporated by reference in this prospectus supplement. For the year ended December 31, 1996, represents employment severance costs and exit costs associated with international operations.

(3) To account for the discontinued operations of DI Energy, effective April 1, 1995.

(4) EBITDA means operating income (loss) before depreciation and amortization, provision for asset impairment and unusual charges and is not a measure recognized by generally accepted accounting principles. EBITDA is presented here to provide additional information about our operations. EBITDA should not be considered in isolation or as a substitute for net income as a measure of our operating performance or for cash provided by operating activities as a measure of our liquidity (all as determined in accordance with generally accepted accounting principles). This method may not be comparable to the EBITDA calculations of other companies.

(5) Includes marketed and cold-stacked rigs.

(6) Represents total contract drilling revenues divided by the total number of rig days worked by our drilling rigs during the period.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with our consolidated financial statements incorporated by reference in this prospectus supplement. All significant intercompany transactions have been eliminated.

GENERAL

     We are a leading provider of contract land drilling services in the United States with a domestic fleet of 120 rigs, of which 108 are marketable. Of the 108 marketable rigs, 71 rigs are marketed while 37 are cold-stacked. We also have an inventory of 12 non-marketed rigs located in the United States which are held for refurbishment as demand for drilling services warrants. In addition to our domestic operations, we maintain a fleet of five non-marketed rigs in Venezuela, giving us a total of 125 rigs. Our customers are independent oil and gas producers and major oil companies.

     Like the domestic land drilling industry at large, our drilling activity declined substantially in 1998 and the first half of 1999. However, our business began improving at the end of the second quarter of 1999 and that trend has continued in 2000. How our drilling operations were affected by industry conditions, both before and after the turnaround in drilling activity which began in the second quarter of 1999, is summarized below.

  Utilization Rates

     Beginning in the first quarter of 1998 and continuing through most of the second quarter of 1999, industry-wide demand for land drilling services deteriorated and our rig utilization rate declined. Our average domestic utilization rate for the year ended December 31, 1999, was 41% compared to 64% for the year ended December 31, 1998 and 96% for the year ended December 31,1997. During this extended period of lower utilization rates we took numerous steps to minimize cost and conserve cash. We cold stacked a total of 49 rigs, reduced overhead at both the division and corporate levels and used components from our spare equipment or cold-stacked rigs instead of buying new replacement parts.

     Our utilization rate has improved from 31% for the second quarter of 1999 to 56% for the first two months of 2000. During the period from April 1999 to March 30, 2000, in which the overall land drilling count rebounded by 65%, our rig count increased by 84%. For the first two months of the first quarter of 2000, we had an average of 61 rigs working (56% utilization). The recent increase in demand for our rigs has allowed us to return 36 rigs to work since April 1999, including 11 of the 49 rigs which had been cold-stacked. We believe our greater percentage increase in working rigs over the period is primarily attributable to our strategic decision not to reduce wages in order to retain key operating personnel, which has allowed us to return rigs to work more quickly.

     As price competition intensified in 1998 and the first half of 1999, some of our competitors were able to reduce the rates they charged for their rigs largely, we believe, by decreasing the wages they paid their rig crews. We chose not to cut the wages of our rig crews for strategic reasons, principally to help us retain the experienced rig crews so as to better position us to participate in future increases in drilling activity. This pricing strategy caused our rig utilization to decline and caused us to temporarily lose market share. Increases in drilling demand since the second half of 1999 have allowed us to recapture market share.

     The table below shows our rig utilization in our core domestic markets during the periods indicated:

1997              1998                           1999               2000
----  ----------------------------   ----------------------------   ----
FULL                          FULL                           FULL
YEAR  Q-1   Q-2   Q-3   Q-4   YEAR   Q-1   Q-2   Q-3   Q-4   YEAR   Q-1
----  ---   ---   ---   ---   ----   ---   ---   ---   ---   ----   ----
96%   81%   71%   59%   49%   64%    39%   31%   40%   54%   41%    56%

  Drilling Contract Bid Rates

     In addition to the increases in rig utilization rates in 1999, there has also been a modest increase in the day rates we receive for our services. From a low bid range of $5,500 to $6,000 per day during the second quarter of 1999, our leading edge bid rates have increased to a range of $6,500 to $7,200 per day in early March 2000.

     While bid rates for new drilling contracts in our core domestic markets for the fourth quarter of 1999 were approximately 9% greater than the last quarter of 1998, they remained 28% less than the bid rates received in the fourth quarter of 1997.

  Turnkey and Footage Contract Activity

     Revenue generated from turnkey and footage contracts is expected to be approximately 40% of total revenue in the first quarter of 2000, consistent with the fourth quarter of 1999 and compared to approximately 39% for the year ended December 31, 1999 and 21% for the year ended December 1998. EBITDA margin generated on turnkey and footage contracts for 1999 and 1998 was 18% of revenue. The demand for drilling services under turnkey and footage contracts is, however, greater during periods of overall lower demand and there can be no assurance that we will be able to maintain the current level of turnkey and footage revenue.

  Financial Results

     The fourth quarter of 1999 marked the second sequential quarter of improvement from our low in the second quarter of 1999. Net losses declined from $12.2 million in the second quarter of 1999, to $11.5 million in the third quarter of 1999, to $8.1 million in the fourth quarter of 1999. This reflected the improved utilization of our drilling rigs working under daywork and turnkey contracts as well as increases in the rates received for our services. The third and fourth quarters of 1999 reflected the improvement in utilization, dayrates and EBITDA after a steady decline beginning in the first quarter of 1998. Based on the current levels of utilization and day rates, we believe our results for the first quarter of 2000 should be better than those of the fourth quarter of 1999.

FINANCIAL CONDITION AND LIQUIDITY

     The following table summarizes our financial position at December 31,1999 and 1998.

                                                      DECEMBER 31, 1999    DECEMBER 31, 1998
                                                      ------------------   ------------------
                                                        AMOUNT       %       AMOUNT       %
                                                      ----------   -----   ----------   -----
                                                                  (IN THOUSANDS)
Working Capital.....................................   $ 16,353       4     $ 44,489      10
Property and equipment, net.........................    384,361      94      411,316      88
Other noncurrent assets.............................      7,847       2        9,306       2
                                                       --------     ---     --------     ---
          Total.....................................   $408,561     100     $465,111     100
                                                       ========     ===     ========     ===
Long-term debt......................................   $249,962      61     $250,527      54
Other long-term liabilities.........................     33,022       8       47,893      10
Shareholders' equity................................    125,577      31      166,691      36
                                                       --------     ---     --------     ---
          Total.....................................   $408,561     100     $465,111     100
                                                       ========     ===     ========     ===

     The significant changes in our financial position from December 31, 1998 to December 31, 1999 are the decrease in working capital of $28.1 million and the decrease in shareholders' equity of $41.1 million. The change in working capital is due primarily to an overall decline in our operating activity, while the decrease in shareholders' equity is due to our net loss in 1999 of $41.3 million.

     We owe a total of $250.0 million in principal amount under our senior notes. While the principal is not due until 2007, semi-annual interest payments of approximately $11.1 million are due on January 1 and July 1 of each year. For the year ended December 31, 1999, our operating activities, investing activities, and financing activities each consumed net cash rather than provided additional cash. In order to pay debt service under the senior notes and meet our other cash needs, we were required to use our cash on hand. To the extent we are unable to generate cash flow sufficient to pay debt service and meet our other cash needs, including capital expenditures, we would be required to draw on our existing credit facility or seek other external financing. We can give no assurance that any such sources of funds would be adequate to meet our needs or be available on terms acceptable to us.

     During the year ended December 31, 1999, we funded our activities through a combination of cash generated from operations and the remaining proceeds from our May 1998 offering of $75.0 million of senior notes. The net cash provided by or used in our operating, investing and financing activities is summarized below:

                                                         YEARS ENDED DECEMBER 31,
                                                     --------------------------------
                                                       1999       1998        1997
                                                     --------   ---------   ---------
                                                              (IN THOUSANDS)
Net cash provided by (used in):
  Operating activities.............................  $(17,470)  $  30,799   $  21,783
  Investing activities.............................    (6,011)   (109,908)   (213,341)
  Financing activities.............................    (1,914)     71,378     239,022
                                                     --------   ---------   ---------
Net increase (decrease) in cash....................  $(25,395)  $  (7,731)  $  47,464
                                                     ========   =========   =========

     Our cash flows from operating activities are affected by a number of factors including the number of rigs under contract and whether the contracts are daywork, footage or turnkey, as well as whether our overall activity is expanding or contracting. We used $21.9 million in cash flow in operating activities (before changes in operating assets and liabilities) in 1999 versus generating $20.2 million in 1998 due primarily to a decrease in overall operating activity in 1999 versus 1998. Our cash flows from operating activities were also impacted by reductions in operating assets and liabilities which provided $4.4 million in cash flow in 1999 versus $10.6 million in 1998. Our cash flow from operating activities in 1998 was greater than in 1997 due to a decrease in the amount of working capital required which was partially offset by a decrease in cash flow from operations of $16.9 million due to fewer operating days worked and lower average day rates.

     Cash flow used in investing activities in 1999 primarily consisted of capital expenditures for rig maintenance. Cash flow used in investing activities in 1998 included the cash portion of the Murco Drilling Corporation acquisition of $60.8 million, as well as capital expenditures for rig refurbishments, drill pipe and other capital maintenance of $19.6 million, $11.2 million and $18.3 million, respectively. Cash flow used in investing activities during 1997 consisted of the cash portion of the Grey Wolf Drilling Company acquisition of $62.0 million, the cash acquisition of Justiss, Kaiser-Francis rigs and other rig purchases of $79.7 million, $52.1 million spent on refurbishments and $19.5 million spent on drill pipe and other related equipment.

     Cash flow used in financing activities in 1999 primarily consisted of repayments of long-term debt of $1.1 million and financing costs related to the senior secured revolving credit facility with The CIT Group/Business Credit, Inc. of $861,000. Cash flow from financing activities in 1998 primarily consisted of net proceeds from the issuance of senior notes of $71.4 million and borrowings and repayments of long-term debt of $30.6 million and $31.3 million, respectively. Cash flow from financing activities in 1997 primarily consisted of $169.1 million in net proceeds from the issuance of senior notes, net proceeds from the issuance of common stock of $94.3 million and $52.8 million and $78.1 million, respectively, in borrowings and repayments of long-term debt.

     At March 30, 2000, after our January 1, 2000 payment of $11.1 million of interest on our senior notes, our cash balance was $10.0 million.

     Capital expenditures for 2000 are estimated to be between $13.2 million and $19.3 million depending on our level of activity and the number of cold-stacked rigs ultimately reactivated. In addition, the demand for top drive units is growing in the land drilling industry and we expect to buy or rent additional top drive units as required to meet customer demand. A top drive drilling system, compared with the traditional kelly and rotary table drilling systems, allows for drilling with 90-foot lengths of drill pipe rather than 30-foot lengths, thus reducing the number of and time for making required connections. A top drive drilling system also permits rotation of the drill string while tripping in or out of the hole. These characteristics increase drilling speed, safety and efficiency and reduce the risk of the drill string sticking during operations. Estimated capital expenditures for 2000 include approximately $7.0 million for the acquisition of five additional top drives. Through March 30, 2000, we have redeployed 12 of our domestic cold-stacked rigs for an aggregate capital investment of $1.2 million. If demand warrants, we believe we can return the next 14 cold-stacked rigs to marketed condition for estimated capital expenditures of approximately $1.4 million, which would bring our marketed rig count to 85 rigs. To bring the next 15 rigs to marketed status, increasing our marketed rigs to 100, would require an estimated $4.6 million to $5.9 million. An estimated $10.0 million would be required to return our final eight cold-stacked rigs to marketed status. The actual cost of returning cold-stacked rigs to marketed status will depend on the extent to which component parts are used from the cold-stacked rigs and the extent to which we choose to upgrade the cold-stacked rigs before returning them to service. We cannot assure you that our actual costs will not be materially higher.

CERTAIN CREDIT ARRANGEMENTS

     During the year ended December 31, 1999, our principal credit arrangements (other than customary trade credit and capital leases) consisted of a credit facility and our 8 7/8% Senior Notes due 2007.

  Bank Credit Facility

     Throughout 1998, we maintained a senior secured revolving credit facility with a syndicate of commercial banks. Effective January 14, 1999, we terminated that credit facility and entered into a more flexible agreement with The CIT Group/Business Credit, Inc. Also in January 1999, we wrote off approximately $623,000 in deferred loan costs related to the terminated credit facility.

  CIT Facility

     Effective January 1999, we entered into a senior secured revolving credit facility with The CIT Group/Business Credit, Inc. We have never borrowed under the CIT facility. The CIT facility provides us with the ability to borrow up to the lesser of $50.0 million or 50% of the orderly liquidation value as defined in the CIT facility of marketable drilling rig equipment located in the 48 contiguous states of the United States. The initial term of the CIT facility is for four years through January 14, 2003, with automatic annual renewals thereafter unless terminated by the lender on any subsequent anniversary date, and then only upon 60 days prior notice. The CIT facility provides us with up to $10.0 million available for letters of credit with such amounts being reserved from availability. Interest under the CIT facility accrues at a variable rate, using (at our election) either the prime interest rate plus 0.25% to 1.50% or LIBOR plus 1.75% to 3.50%, depending upon our debt service coverage ratio for the trailing 12 month period. During the first year of the CIT facility, the interest rate was fixed at LIBOR plus 2.5% or the prime interest rate plus 1%. Letters of credit accrue a fee of 1.25% per annum. We pay a commitment fee of 0.375% per annum on the average unused portion of the lender's commitments. Indebtedness under the CIT facility is secured by an exclusive lien security interest in substantially all of our assets and the assets of our domestic subsidiaries and by guarantees given by us and four of our significant wholly owned subsidiaries.

     Under the CIT facility, the lender's commitments will be reduced by the amount of net cash proceeds received by us or our subsidiaries from sales or other dispositions of collateral in excess of $1.0 million individually or $2.0 million in the aggregate in any 12 month period (other than sales or other dispositions of certain types of inventory, rigs identified in the CIT facility as equipment held for sale and up to $75.0 million of rigs and accessories). In addition, mandatory prepayments would be required upon:

     - the receipt of net proceeds received by us or our subsidiaries from the incurrence of certain other debt or sales of debt or equity securities in a public offering or private placement; or

     - the receipt of net cash proceeds by us or our subsidiaries from asset sales (including proceeds from sale of rigs identified in the credit agreement as equipment held for sale but excluding proceeds from dispositions of inventory in the ordinary course of business), and sales of up to $75.0 million of rigs and rig accessories; or

     - the receipt of insurance proceeds on our assets in each case to the extent that such proceeds are in excess of $500,000 individually or $1.0 million in the aggregate in any twelve month period.

     Among the various covenants that we must satisfy under the CIT facility are the following two covenants which shall apply whenever our liquidity, defined as the sum of cash, cash equivalents and availability under the CIT facility, falls below $25.0 million:

     - 1 to 1 EBITDA coverage of debt service, tested monthly on a trailing 12 month basis; and

     - minimum tangible net worth (all as defined in the CIT facility) at the end of each quarter will be the prior year tangible net worth less $30.0 million adjusted for quarterly tests.

     Additionally, it will be a covenant default if the orderly liquidation value of our domestic drilling equipment (including inventoried rigs) falls below $150.0 million. Also, if our two month average rig utilization rate falls below 45%, the lender will have the option to request one additional appraisal per year to aid in determining the current orderly liquidation value of the drilling equipment. While our rig utilization for 1999 was below 45%, the lender did not request an additional appraisal. Prepayment would be required if the orderly liquidation value falls below the level specified above.

     The CIT facility also contains provisions restricting our ability to, among other things:

     - engage in new lines of business unrelated to our current activities;

     - enter into mergers or consolidations or asset sales or purchases (with specified exceptions);

     - incur liens or debts or make advances, investments or loans (in each case, with specified exceptions);

     - pay dividends or redeem stock (except for certain inter-company transfers);

     - prepay or materially amend any other indebtedness; and

     - issue any stock (other than common stock).

     Events of default under the CIT facility include, in addition to non-payment of amounts due, misrepresentations and breach of loan covenants and certain other events of default:

     - default with respect to other indebtedness in excess of $350,000;

     - judgements in excess of $350,000; or

     - a change in control (meaning that we cease to own 100% of our two principal subsidiaries, some person or group has either acquired beneficial ownership of 30% or more of our voting securities or obtained the power to elect a majority of our board of directors or our board of directors ceases to consist of a majority of "continuing directors" (as defined in the CIT facility)).

  Senior Notes

     Concurrently with the closing of the acquisition of Grey Wolf Drilling Company in June 1997, we concluded a public offering of $175.0 million in principal amount of senior notes and in May 1998, we completed an offering of an additional $75.0 million. The senior notes bear interest at 8 7/8% per annum and mature July 1, 2007. The terms and conditions of these senior notes are substantially identical in all material respects. The senior notes are general unsecured senior obligations and are guaranteed, on a joint and several basis, by all of our domestic wholly-owned subsidiaries.

     Except as discussed below, the senior notes are not redeemable at our option prior to July 1, 2002. On or after such date, we shall have the option to redeem the senior notes in whole or in part during the twelve months beginning July 1, 2002 at 104.4375%, beginning July 1, 2003 at 102.9580%, beginning July 1, 2004 at 101.4792% and beginning July 1, 2005 and thereafter at 100.0000% together with any interest accrued and unpaid to the redemption date. However, at any time during the first 36 months after the issue date, we may at our option, redeem up to a maximum of 30% of the aggregate principal amount with the net cash proceeds of one or more equity offerings at a redemption price equal to 108.875% of the principal amount thereof, plus accrued and unpaid interest thereon to the redemption date, provided that at least $170.0 million aggregate principal amount shall remain outstanding immediately after the occurrence of any such redemption. Upon a change of control as defined in the indentures for the senior notes, each holder of the senior notes will have the right to require us to repurchase all or any part of such holder's senior notes at a purchase price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest to the date of purchase.

     The indentures for the senior notes permit us and our subsidiaries to incur additional indebtedness, including senior indebtedness of up to $100.0 million aggregate principal amount which may be secured by liens on all of our assets of and the assets of our subsidiaries, subject to certain limitations. The indentures contain other covenants limiting our ability and our subsidiaries to, among other things, pay dividends or make certain other restricted payments, make certain investments, incur additional indebtedness, permit liens, incur dividend and other payment restrictions affecting subsidiaries, enter into consolidation, merger, conveyance, lease or transfer transactions, make asset sales, enter into transactions with affiliates or engage in unrelated lines of business. These covenants are subject to exceptions and qualifications.

     Grey Wolf, Inc. is a holding company and substantially all of its operations are conducted through and substantially all of its assets consist of equity interest in its subsidiaries. As a holding company, Grey Wolf Inc.'s liquidity is dependent on the operations of its subsidiaries. The indentures that Grey Wolf, Inc. and its subsidiaries are party to restrict Grey Wolf, Inc.'s ability to access funds from its subsidiaries.

RESULTS OF OPERATIONS

     The following tables highlight rig days worked, revenues and operating expenses for our domestic and foreign operations for the years ended December 31, 1999, 1998 and 1997.

                                                       FOR THE YEAR ENDED DECEMBER 31, 1999
                                                       -------------------------------------
                                                        DOMESTIC       FOREIGN
                                                       OPERATIONS    OPERATIONS      TOTAL
                                                       -----------   -----------   ---------
                                                              ($ IN THOUSANDS, EXCEPT
                                                           AVERAGES PER RIG DAY WORKED)
Rig days worked......................................     16,291           145       16,436
Drilling revenue.....................................   $145,738       $ 1,465     $147,203
Operating expenses(1)................................    138,221         2,126      140,347
                                                        --------       -------     --------
          Gross profit (loss)........................   $  7,517       $  (661)    $  6,856
                                                        ========       =======     ========
Averages per rig day worked:
  Drilling revenue...................................   $  8,946       $10,103     $  8,956
  Operating expenses.................................      8,485        14,662        8,539
                                                        --------       -------     --------
          Gross profit (loss)........................   $    461       $(4,559)    $    417
                                                        ========       =======     ========

                                                       FOR THE YEAR ENDED DECEMBER 31, 1998
                                                       -------------------------------------
                                                        DOMESTIC       FOREIGN
                                                       OPERATIONS    OPERATIONS      TOTAL
                                                       -----------   -----------   ---------
                                                              ($ IN THOUSANDS, EXCEPT
                                                           AVERAGES PER RIG DAY WORKED)
Rig days worked......................................     25,387           843       26,230
Drilling revenue.....................................   $232,276       $ 8,703     $240,979
Operating expenses(1)................................    182,057         9,360      191,417
                                                        --------       -------     --------
          Gross profit (loss)........................   $ 50,219       $  (657)    $ 49,562
                                                        ========       =======     ========
Averages per rig day worked:
  Drilling revenue...................................   $  9,149       $10,324     $  9,187
  Operating expenses.................................      7,171        11,103        7,298
                                                        --------       -------     --------
          Gross profit (loss)........................   $  1,978       $  (779)    $  1,889
                                                        ========       =======     ========

                                                       FOR THE YEAR ENDED DECEMBER 31, 1997
                                                       -------------------------------------
                                                        DOMESTIC       FOREIGN
                                                       OPERATIONS    OPERATIONS      TOTAL
                                                       -----------   -----------   ---------
                                                              ($ IN THOUSANDS, EXCEPT
                                                           AVERAGES PER RIG DAY WORKED)
Rig days worked......................................     23,575           830       24,405
Drilling revenue.....................................   $209,423       $ 6,500     $215,923
Operating expenses(1)................................    155,021         7,731      162,752
                                                        --------       -------     --------
          Gross profit (loss)........................   $ 54,402       $(1,231)    $ 53,171
                                                        ========       =======     ========
Averages per rig day worked:
  Drilling revenue...................................   $  8,883       $ 7,831     $  8,847
  Operating expenses.................................      6,576         9,314        6,669
                                                        --------       -------     --------
          Gross profit (loss)........................   $  2,307       $(1,483)    $  2,178
                                                        ========       =======     ========

---------------

(1) Operating expenses exclude depreciation and amortization, general and administrative expenses, provision for doubtful accounts, and unusual charges including the provision for asset impairment.

  Comparison of Fiscal Year Ended December 31, 1999 and 1998

     Revenues decreased approximately $93.8 million, or 39%, to $147.2 million for the year ended December 31, 1999, from $241.0 million for the year ended December 31, 1998. The decrease is due to a reduction in revenue from domestic operations of $86.5 million and a decrease in revenue from foreign operations of $7.2 million. Revenues from domestic operations decreased due to a reduction in rig days worked of 9,096 and a decrease in the average revenue per day of $203. The decrease in average revenue per day is due to lower day rates which were partially offset by an increase in the percentage of turnkey drilling activity from 12% of total days worked during 1998 to 19% of total days worked for 1999. Revenue from foreign operations decreased due to a decrease in rig days worked of 698. The decrease in rig days worked in foreign operations is a direct result of completing our contracts in Venezuela late in the first quarter of 1999 and discontinuing all operations in Venezuela thereafter.

     Drilling operating expenses decreased by approximately $51.1 million, or 27%, to $140.3 million for the year ended December 31, 1999, compared to $191.4 million for the year ended December 31, 1998. The decrease is due to a reduction in operating expenses from domestic operations of $43.8 million and a decrease in operating expenses from foreign operations of $7.2 million. The decrease in domestic drilling operating expenses is a direct result of the decrease in rig days worked of 9,096 which were partially offset by an increase in operating expense per day of $1,314. The increase in operating expense per day is a result of the greater percentage of turnkey days discussed previously as well as fixed overhead items being spread over fewer days worked. The decrease in operating expenses from foreign operations is a result of discontinuing Venezuelan operations as discussed above.

     Successfully completed turnkey and footage contracts generally result in higher effective revenues per day worked than under daywork contracts. Gross profit margins per day worked on successful turnkey and footage jobs are also generally greater than under daywork contracts, although we are typically required to bear additional operating costs (such as fuel costs) that would typically be paid by the customer under daywork contracts. Revenues, operating expenses and gross profit (or loss) margins on turnkey and footage contracts are affected by a number of variables, and include the depth of the well, geological complexities and the actual difficulties encountered in completing the well.

     Depreciation and amortization expense decreased by $4.1 million, or 11%, to $34.0 million for the year ended December 31, 1999, compared to $38.1 million for the year ended December 31, 1998. The decrease in depreciation expense is due to a $6.0 million decrease as a result of the SFAS 121 write-down discussed below, which was partially offset by an increase in depreciation on 1998 attributable to capital expenditures during 1998 and 1999.

     General and administrative expenses decreased by $2.2 million, or 25%, to $6.7 million for the year ended December 31, 1999, from $8.9 million for the same period of 1998 due primarily to our cost cutting measures and the decreased level of drilling activity.

     During 1998, we recorded a non-cash asset impairment charge of $93.2 million as a result of the application of Statement of Financial Accounting Standards No. 121 (SFAS No. 121), which requires that long-lived assets and certain identifiable intangibles held and used by us be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Our review of our long-lived assets indicated that the carrying value of certain of our foreign and domestic drilling rigs was more than the estimated undiscounted future net cash flows. As such, under SFAS No. 121, we wrote-down those assets to their estimated fair market value. The impairment was recorded based on certain estimates and projections as stipulated in SFAS No. 121. During 1999, no write-down was necessary as a result of the application of SFAS No. 121.

     Provision for doubtful accounts decreased $1.1 million, or 67%, to $577,000 for the year ended December 31, 1999 compared to $1.7 million for the year ended December 31, 1998. The higher provision for doubtful accounts for the year ended December 31, 1998 is a direct result of the severity of a downturn in the oil and gas industry which began in early 1998.

     We recorded $320,000 in 1999 and $1.7 million in 1998 in unusual charges. Unusual charges in 1999 consist entirely of severance costs, while unusual charges in 1998 consist of $496,000 in severance costs and $1.2 million in write-downs associated with international operations.

     Interest expense increased by $2.4 million, or 11%, to $24.1 million for the year ended December 31, 1999, compared to $21.6 million for the year ended December 31, 1998. The increase is due to an increase in our average outstanding debt balance of $36.7 million to $251.2 million for the year ended December 31, 1999, from $214.5 million for the year ended December 31, 1998. This increase in our outstanding debt balance is primarily due to the issuance of $75.0 million of senior notes during May 1998, of which $30.0 million was used to repay the indebtedness outstanding under our then-existing credit facility.

     Other income, net decreased by $2.5 million, or 56%, to $2.0 million for the year ended December 31, 1999, compared to $4.5 million for the year ended December 31, 1998. The decrease is primarily due to the $1.8 million gain recognized during 1998 on the sale of rigs and drilling related equipment of our Eastern division located in Ohio to Union Drilling, Inc., an affiliate of two of our directors.

     As discussed previously, during the year ended December 31, 1999, we wrote off $623,000 in deferred loan costs related to our former credit facility. This amount, net of $203,000 in related taxes, is classified as an extraordinary item.

  Year Ended December 31, 1998 compared to Year Ended December 31, 1997

     Contract drilling revenues increased approximately $25.1 million, or 12%, to $241.0 million for the year ended December 31, 1998 compared to $215.9 million for the year ended December 31, 1997. This increase is due to an increase in revenue from domestic operations of $22.9 million and an increase in revenue from foreign operations of $2.2 million. Revenues from domestic operations increased due to an increase in the number of rig days worked of 1,812 and an increase in average revenue per rig day worked of $266. The increase in the number of operating days is due to the acquisition of 54 operating rigs during 1997 and in January of 1998. The increase in average revenue per rig day worked of $266 is due to a 19% increase in the average revenue per rig day worked on turnkey contracts as well as a 4% increase in average revenue per rig day worked on daywork contracts. While average revenue per rig day worked increased in 1998 compared to 1997, average revenue per rig day worked in the fourth quarter of 1998 was below the 1997 average reflecting the decline in drilling activity that continued in 1999. Revenue from foreign operations increased due to an increase in average revenue per rig day worked of $2,493, while rig days worked remained relatively flat.

     Operating expenses increased by $28.7 million, or 18%, to $191.4 million for the year ended December 31, 1998 compared to $162.7 million for the year ended December 31, 1997. The increase is primarily due to a $27.0 million increase in our drilling operating expenses from domestic operations. The increase in domestic drilling operating expenses is due to the increase in the number of rigs owned and available for service and the corresponding 1,812 day increase in the days worked as well as increases in the average cost per rig day worked of 10% on daywork contracts and 26% on turnkey contracts. The increase in average cost per rig day worked on daywork and turnkey contracts was due to a number of things including a wage increase in mid-1997, higher trucking cost due to lower utilization and down time between contracts and fixed costs spread over a fewer number of days. The remaining increase in operating expenses of $1.7 million is due to an increase in operating expense from foreign operations resulting from increased labor costs in our Venezuelan operations.

     Depreciation and amortization expense increased by $17.1 million, or 82%, to $38.1 million for the year ended December 31, 1998 compared to $21.0 million for the year ended December 31, 1997. The increase was primarily due to additional depreciation associated with the acquisition of additional operating rigs noted above, and refurbishment of 25 rigs from our inventory and partially offset by approximately $6.0 million due to the change in depreciable lives of certain of our drilling rigs.

     General and administrative expenses increased by $799,000, or 10%, to $8.9 million for the year ended December 31, 1998 compared to $8.1 million for the year ended December 31, 1997 due primarily to the increased size of our operations.

     As discussed previously, during 1998, we recorded pretax unusual charges of $94.9 million ($71.0 million after tax or $.43 per share). There were no such unusual charges recorded in 1997. The unusual charge consisted of a $93.2 million asset impairment, $0.5 million in severance costs, and $1.2 million in write-downs associated with international operations. The asset impairment charge was required by Statement of Financial Accounting Standards No. 121 which requires that long-lived assets we hold and use be reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The then existing downturn in the oil and gas industry, due to the magnitude and duration, qualified as such an event. In addition, we recorded a provision for doubtful accounts during 1998 of $1.7 million compared to a reversal of provision for doubtful accounts of $200,000 in 1997. The severance cost, write-downs associated with international operations and the provision for doubtful accounts are also associated with the downturn in the oil services industry in 1998.

     Interest expense increased by $12.9 million, or 147%, to $21.6 million for the year ended December 31, 1998, compared to $8.7 million for the year ended December 31, 1997. The increase was due to an increase in our average outstanding debt balance of $112.1 million to $214.5 million for the year ended December 31, 1998 from $102.4 for the year ended December 31, 1997. This increase in the outstanding debt balance was primarily due to the issuance of $175.0 million of senior notes during June 1997 to complete our Grey Wolf Drilling Company merger and to continue refurbishment of the rigs we purchased in 1997 and the issuance of $75.0 million of senior notes in May 1998 of which $30.0 million was used to repay the indebtedness incurred under our previous bank credit facility to partially finance the acquisition of Murco.

     Other income, net increased by $1.2 million to $4.5 million for the year ended December 31, 1998, compared to $3.3 million for the year ended December 31, 1997. The increase was primarily due to the $1.8 million gain recognized during 1998 on the sale of rigs and drilling related equipment of our Eastern Division located in Ohio to Union Drilling, Inc., an affiliate of two of our directors, and the $543,000 gain also recognized during 1998 on the sale of a rig yard.

INFLATION AND CHANGING PRICES

     Contract drilling revenues do not necessarily track the changes in general inflation as they tend to respond to the level of activity on the part of the oil and gas industry in combination with the supply of equipment and the number of competing companies. Capital and operating costs are influenced to a larger extent by specific price changes in the oil and gas industry and to a lesser extent by changes in general inflation.

FOREIGN EXCHANGE

     Our Venezuelan operations during 1997, 1998 and early 1999 often performed services pursuant to drilling contracts under which payments to us were dominated in United States Dollars but were payable in Venezuelan currency at a floating exchange rate. We are not a party to any currency hedging arrangements and were not during the three-year period ended December 31, 1999, a party to into any currency hedges to protect us from foreign currency losses. Instead, we have attempted to manage assets in foreign countries to minimize our exposure to currency fluctuations. During the years ended December 31, 1999 and 1998, we recognized foreign exchange losses of $120,000 and $178,000, while in 1997, $50,000 was recorded as a decrease in shareholders' equity due to a devaluation of the Venezuelan Bolivar.

YEAR 2000 COMPLIANCE

     The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Computer equipment, software and other devices with imbedded technology that are time-sensitive may recognize a data using "00" as the year 1900 rather than the year 2000. This could result in a system failure causing disruptions of administrative operations, including, among other things, temporary inability to process data.

     We have undertaken various initiatives intended to ensure that our computer equipment and software will function properly with respect to dates in the year 2000 and thereafter. For this purpose, the term "computer equipment and software" includes systems that are commonly thought of as information technology systems, including accounting, data processing, telephone systems and other miscellaneous systems, as well as systems that re not commonly thought of as information technology systems, such as alarm systems, sprinkler systems, fax machines, or other miscellaneous systems. These systems may contain imbedded technology, which complicated our year 2000 identification, assessment, remediation, and testing efforts.

     Through March 31, 2000, we have experienced no significant operational problems related to year 2000 issues and we presently believe that the year 2000 issues will not pose significant operational problems for us in the future. However, there can be no assurance that as yet undiscovered year 2000 issues of other entities will not have a material adverse impact on our systems or results of operations.

     As of December 31, 1999, we had incurred costs of approximately $75,000 related to our Year 2000 identification, assessment, remediation and testing efforts consisting primarily of upgrades to existing software. We estimate that the future costs associated with the year 2000 issues will not be material, and as such will not have a significant impact on our financial position or operating results.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Interest Rate Risk. We are subject to market risk exposure related to changes in interest rates on our CIT facility. Interest on borrowings under the CIT facility accrues at a variable rate, using (at our election) either the prime rate plus 0.25% to 1.50% or LIBOR plus 1.75% to 3.5%, depending upon our debt service coverage ratio for the trailing 12 month period. On March 30, 2000, we had no outstanding balance under the CIT facility and as such had no exposure at this time due to a change in the interest rate.

     Foreign Currency Exchange Rate Risk. We have historically conducted business in Venezuela and remain somewhat sensitive to fluctuations in foreign currency exchange rates. See the discussion above under the heading "Foreign Exchange."

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting agreement dated March 30, 2000, we will sell to the underwriter, Johnson Rice & Company, L.L.C., all of the shares of common stock offered hereby.

     We have been advised by the underwriter that it proposes to offer the common stock directly to the public at a price of $4.125 per share. The following table shows the underwriting spread in connection with this offering. This spread is the difference between the initial price to the public and the amount the underwriter pays us for the shares. On a per share basis, the underwriting spread is 3.03% of the initial price to the public.

                                                                               UNDERWRITING
                                                             PRICE TO PUBLIC      SPREAD
                                                             ---------------   ------------
Per share..................................................      $4.125          $0.125
Total......................................................      $53,625,000    $1,625,000

     The underwriting agreement provides that the underwriter's obligation to purchase shares of the common stock depends on the satisfaction of the conditions contained in the underwriting agreement, and that if any of the shares of common stock are purchased by the underwriter, all of the shares of common stock must be purchased. The conditions contained in the underwriting agreement include the condition that the representations and warranties made by us to the underwriter are true, that there has been no material adverse change in our condition or in the financial markets and that we deliver to the underwriter customary closing documents.

     We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933 and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that may be required to be made in respect of these liabilities.

     We have agreed, subject to certain exceptions, that we will not, directly or indirectly, sell, offer or otherwise dispose of any shares of common stock or enter into any derivative transaction with similar effect as a sale of common stock, for a period of 14 days after the date of this prospectus supplement without the prior written consent of the underwriter.

     The underwriter may engage in stabilizing transactions in accordance with Regulation M under the Exchange Act. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. These stabilizing transactions may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions, may be effected on The American Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     Certain legal matters in connection with this offering will be passed upon for us by Porter & Hedges, L.L.P., Houston, Texas and for the underwriters by Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P., New Orleans, Louisiana.

                                    EXPERTS

     The consolidated financial statements of Grey Wolf, Inc. as of December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

PROSPECTUS

                              GREY WOLF INC. LOGO

                                  $200,000,000

                                GREY WOLF, INC.

                                  COMMON STOCK
                                PREFERRED STOCK
                               DEPOSITARY SHARES
                                DEBT SECURITIES
                                    WARRANTS

                             ---------------------

       We may offer and sell from time to time in one or more classes or series:

     - common stock;

     - preferred stock;

     - depositary shares relating to our preferred stock;

     - debt securities; and

     - warrants to purchase debt securities, common stock or preferred stock.

     The aggregate initial offering price of the securities that we will offer will not exceed $200,000,000. We will offer the securities in amounts at prices and on terms to be determined by market conditions at the time of our offerings.

     We will provide the specific terms of the securities in supplements to this prospectus. You should read this prospectus and the prospectus supplements carefully before you invest in any of our securities. This prospectus may not be used to consummate sales of our securities unless it is accompanied by a prospectus supplement.

     Our common stock trades on the American Stock Exchange under the symbol
"GW."

     BEFORE INVESTING IN OUR SECURITIES, YOU SHOULD REVIEW THE RISK FACTORS BEGINNING ON PAGE 3 IN THIS PROSPECTUS TO UNDERSTAND THE RISKS THAT MAY BE ASSOCIATED WITH PURCHASING OUR SECURITIES.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                    This prospectus is dated October 6, 1999

                               TABLE OF CONTENTS

SECTION                                                        PAGE
-------                                                        ----
About this Prospectus.......................................     1
Where You Can Find More Information.........................     1
Grey Wolf, Inc. ............................................     2
Forward-looking Statements..................................     2
Risk Factors................................................     3
Use of Proceeds.............................................    11
Ratio of Earnings to Fixed Charges And Earnings to Fixed
  Charges And Preferred Stock Dividends.....................    12
Description of Debt Securities..............................    13
Description of Other Indebtedness...........................    20
Description of Capital Stock................................    20
Description of Depositary Shares............................    22
Description of Warrants.....................................    24
Plan of Distribution........................................    27
Legal Matters...............................................    29
Experts.....................................................    29

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we have filed with the SEC utilizing a "shelf" registration process. Under this shelf registration process, we may sell different types of securities described in this prospectus in one or more offerings up to a total offering amount of $200.0 million. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the securities offered by us in that offering. The prospectus supplement may also add, update or change information in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

     In this prospectus references to "Grey Wolf," "we," "us" and "our" mean Grey Wolf, Inc.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings, including the registration statement, are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You also may read and copy any document we file at the SEC's public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.

     The SEC allows us to include some of the information required to be in the registration statement by incorporating that information by reference to documents we file with them. That means we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities:

     - our annual report on Form 10-K for the year ended December 31, 1998;

     - our quarterly report on Form 10-Q for the quarter ended June 30, 1999;

     - our quarterly report on Form 10-Q for the quarter ended March 31, 1999;

     - our current report on Form 8-K, filed on March 23, 1999;

     - the description of our common stock contained in our current report on Form 8-K dated October 6, 1997; and

     - the description of our preferred stock purchase rights contained in our registration statement on Form 8-A/A filed with the SEC on October 9, 1998.

     You may request a copy of these filings, at no cost, by writing or calling us at the following address:

         Grey Wolf, Inc.
         10370 Richmond Avenue, Suite 600
         Houston, Texas 77042-4136
         (713) 435-6100

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted.

                                GREY WOLF, INC.

     Grey Wolf, Inc. is a leading provider of contract land drilling services in the United States with a domestic fleet of 120 rigs. In addition to our domestic operations, we maintain a fleet of five inventory rigs in Venezuela, giving us a total of 125 rigs, 108 of which are marketable. We believe we have the largest number of working rigs in our combined market areas which include the Gulf Coast, South Texas, Ark-La-Tex and Mississippi/Alabama markets. We have an inventory of 17 non-marketed rigs held for refurbishment as demand for drilling services warrants, of which 12 are located in the United States and the remainder in Venezuela. Our customers include independent producers and major oil companies. We conduct our operations through our subsidiaries.

     Our principal office is located at 10370 Richmond Avenue, Suite 600, Houston, Texas 77042-4136, and our telephone number is (713) 435-6100.

                           FORWARD-LOOKING STATEMENTS

     The statements in this prospectus, any prospectus supplement and the documents incorporated by reference that relate to matters that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed elsewhere in this prospectus. When used in this prospectus, any prospectus supplement and the documents incorporated by reference, words such as "anticipate," "believe," "expect," "plan," "intend," "estimate," "project," "will," "could," "may," "predict," and similar expressions are intended to identify forward-looking statements. Future events and actual results may differ materially from the results expressed in or implied by the forward-looking statements. Factors that might cause such a difference include:

     - fluctuations in prices and demand for oil and gas;

     - fluctuations in levels of oil and gas exploration and development activities;

     - fluctuations in the demand for contract land drilling services;

     - the existence of competitors, technological changes and developments in the industry;

     - the existence of operating risks inherent in the contract land drilling industry; and

     - year 2000 issues and general economic conditions, in addition to the other matters discussed under "Risk Factors."

     The information contained in this prospectus, including the information presented under the heading "Risk Factors," identifies additional factors that could affect our operating results and performance. We urge you to carefully consider those factors.

                                  RISK FACTORS

     You should carefully consider the following risk factors and all of the other information set forth or incorporated by reference in this prospectus and any applicable prospectus supplement before you purchase our securities. This prospectus, any applicable prospectus supplement and the documents incorporated by reference contain forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this prospectus, any applicable prospectus supplement and the documents incorporated by reference into this document.

RISKS RELATED TO OUR BUSINESS GENERALLY

OUR BUSINESS CAN BE ADVERSELY EFFECTED BY LOW OIL AND GAS PRICES AND EXPECTATIONS OF LOW PRICES.

     As a supplier of land drilling services, our business depends on the level of drilling activity by oil and gas exploration and production companies operating in the geographic markets where we operate. The number of wells they choose to drill is strongly influenced by past trends in oil and gas prices, current prices, and their outlook for future oil and gas prices within those geographic markets. Low oil and gas prices, or the perception among oil and gas companies that future prices are likely to remain low or decline further, can materially and adversely effect us in many ways, including:

     - our revenues, cash flows and earnings;

     - the fair market value of our rig fleet;

     - our ability to maintain or increase our borrowing capacity;

     - our ability to obtain additional capital to finance our business and make acquisitions, and the cost of that capital; and

     - our ability to retain skilled rig personnel who we would need in the event of a upturn in the demand for our services.

     Oil and gas prices have been volatile historically and, we believe, will continue to be so in the future. Many factors beyond our control affect oil and gas prices, including:

     - weather conditions in the United States and elsewhere;

     - economic conditions in the United States and elsewhere;

     - actions by OPEC, the Organization of Petroleum Exporting Countries;

     - political stability in the Middle East and other major producing regions;

     - governmental regulations, both domestic and foreign;

     - the pace adopted by foreign governments for exploration of their national reserves;

     - the price of foreign imports of oil and gas; and

     - the overall supply and demand for oil and gas.

WE OPERATE IN A HIGHLY COMPETITIVE, FRAGMENTED INDUSTRY IN WHICH PRICE COMPETITION HAS INTENSIFIED AS EXCESS DRILLING RIG CAPACITY HAS INCREASED.

     We operate in a highly competitive business. The drilling contracts we compete for are usually awarded on the basis of competitive bids. Pricing and rig availability are the primary factors considered by our potential customers in determining which drilling contractor to select. We believe other factors are also important. Among those factors are:

     - the type and condition of drilling rigs;

     - the quality of service and experience of rig crews;

     - the safety record of the rig;

     - the contractor's offering of ancillary services; and

     - the ability of the contractor to provide drilling equipment adaptable to, and personnel familiar with, new technologies and drilling techniques.

     While we must generally be competitive in our pricing, our competitive strategy generally emphasizes the quality of our equipment, the safety record of our rigs and the experience of our rig crews to differentiate us from our competitors. This strategy has become less effective recently as lower demand for drilling services has intensified price competition and made it more difficult for us to compete on the basis of factors other than price. In all of the markets in which we compete there is an over supply of rigs which has provoked greater price competition.

     Contract drilling companies compete primarily on a regional basis, and the intensity of competition may vary significantly from region to region at any particular time. If demand for drilling services improves in a region where we operate, our competitors might respond by moving in suitable rigs from other regions. An influx of rigs from other regions could rapidly intensify competition and make any improvement in demand for drilling rigs short-lived.

     The domestic land drilling business is highly fragmented. Although we believe that at August 31, 1999, we had the largest number of rigs engaged in drilling operations in our four domestic market areas combined, that number of working rigs represented only 19% of all rigs working in the combined market areas at the same date. We face competition from many competitors.

     As price competition has intensified, some of our competitors have been able to reduce the rates they charge for their rigs largely, we believe, by decreasing the wages they pay their rig crews. We have chosen not to cut the wages of our rig crews for strategic reasons, principally to help us retain the experienced rig crews so as to better position us to participate in possible future increases in drilling activity. This strategy has caused us to lose market share in certain of our domestic markets, and may result in additional losses of market share in the future. We can not be certain that we will be able to recover lost market share even if the demand for drilling services improves in the future.

     Certain of our competitors have greater financial and human resources than do we. Their greater capabilities in these areas may enable them to:

     - better withstand periods of low rig utilization;

     - compete more effectively on the basis of price and technology;

     - retain skilled rig personnel; and

     - build new rigs or acquire and refurbish existing rigs so as to be able to place rigs into service more quickly than us in periods of high drilling activity.

OUR DRILLING OPERATIONS INVOLVE INHERENT RISKS OF LOSS WHICH IF NOT INSURED OR INDEMNIFIED AGAINST COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     Our business is subject to the many hazards inherent in the land drilling business including the risks of:

     - blowouts;

     - fires and explosions;

     - collapse of the borehole;

     - lost or stuck drill strings; and

     - damage or loss from natural disasters.

If these hazards occur they can produce substantial liabilities to us from, among other things:

     - suspension of drilling operations;

     - damage to the environment;

     - damage to, or destruction of our property and equipment and that of others;

     - personal injury and loss of life; and

     - damage to producing or potentially productive oil and gas formations through which we drill.

     We attempt to obtain indemnification from our customers by contract for certain of these risks but are not always able to do so. We also seek to protect ourselves from some but not all operating hazards through insurance coverage. The indemnification we receive from our customers and our own insurance coverage may not, however, be sufficient to protect us against liability for all consequences of disasters, personal injury and property damage. Additionally, our insurance coverage generally provides that we bear a portion of the claim through substantial insurance coverage deductibles. The premiums we pay for insurance policies are also subject to substantial increase based upon our claims history, which may increase our operating costs. We can offer you no assurance that our insurance or indemnification arrangements will adequately protect us against liability from all of the hazards of our business. We are also subject to the risk that we may be unable to obtain or renew insurance coverage of the type and amount we desire at reasonable rates. If we were to incur a significant liability for which we were not fully insured or indemnified it could have a material adverse effect on our financial position and results of operations.

OUR OPERATIONS ARE SUBJECT TO DOMESTIC AND FOREIGN ENVIRONMENTAL LAWS THAT MAY EXPOSE US TO LIABILITIES FOR NONCOMPLIANCE WHICH COULD ADVERSELY AFFECT US.

     Many aspects of our operations are subject to domestic and foreign laws and regulations. For example, our drilling operations are typically subject to extensive and evolving laws and regulations governing:

     - environmental quality;

     - pollution control; and

     - remediation of environmental contamination.

     Our operations are often conducted in or near ecologically sensitive areas, such as wetlands which are subject to special protective measures and which may expose us to additional operating costs and liabilities for noncompliance. The handling of waste materials, some of which are classified as hazardous substances, is a necessary part of our operations. Consequently, our operations are subject to stringent regulations relating to protection of the environment and waste handling which may impose liability on us for our own noncompliance and, in addition, that of other parties without regard to whether we were negligent or otherwise at fault. We may also be exposed to environmental or other liabilities originating from businesses and assets which we purchased from others. Compliance with applicable laws and regulations may require us to incur significant expenses and capital expenditures which could have a material and adverse effect on our operations by increasing our expenses and limiting our future contract drilling opportunities.

RISKS RELATING TO OUR OPERATIONS

WE ARE EXPERIENCING WEAK DEMAND FOR OUR SERVICES DUE TO LOWER OIL AND GAS PRICES AND LOSS OF MARKET SHARE, WHICH IF PROLONGED COULD HAVE SERIOUS CONSEQUENCES FOR US.

     Volatility in oil and gas prices can produce wide swings in the levels of overall drilling activity in the markets we serve and affect the demand for our drilling services and the day rates we can charge for our rigs. Pronounced downturns in oil and gas prices can adversely affect our business.

     We believe our recent operating and financial performance illustrates this risk. Oil and gas prices generally dropped beginning in late 1997, with generally lower commodity prices extending well into 1999. Beginning in the first quarter of 1998, drilling activity in the markets we serve also dropped significantly, and we experienced a significant decline both in the utilization rates for our rigs and in the day rates we could charge for them. Our rig utilization in our core domestic markets was 81% during the first quarter of 1998 but declined to 39% in the first quarter of 1999 and stood at 31% for the quarter ended June 30, 1999. Our average revenue per rig day worked was $9,407 in the first quarter of 1998, declining to $7,825 for the quarter ended June 30, 1999. Although oil and gas prices have improved recently, drilling activity in our core domestic markets has improved only slightly and overall land drilling activity remains depressed. While demand for our rigs has recently improved our day rates have shown only a slight improvement.

     Future demand for our rigs may remain the same or may decline further and we can offer you no assurance otherwise. If drilling activity does increase in the areas where we operate, we cannot assure you that demand for our rigs will also increase.

     Although we believe the weakness in demand for our drilling services is primarily attributable to low oil and gas prices, we also believe that strategic pricing decisions we have made in certain domestic markets have contributed to the weakness. In particular, we have chosen not to further lower the day rates we charge for our rigs in certain markets by reducing the wages we pay our rig crews. We did so in order to reduce deterioration of our operating margins and to help us retain the experienced rig personnel we believe will be necessary to respond to possible future upturns in our business. We do not expect to be able to charge higher day rates for our rigs unless there is a meaningful increase in the demand for our rigs. This pricing strategy has caused us to loose market share to lower-priced competition in certain of our core markets and may cause further losses in our market share if price competition intensifies.

     Depressed levels of rig utilization, lower day rates and reduced market share have adversely effected our financial condition and results of operations, and will continue to do so unless substantial improvement in demand for our land drilling services occurs. If these conditions persist over a prolonged period or worsen, we may be unable to meet our debt service obligations under approximately $250.0 million of our outstanding senior notes, and any then outstanding indebtedness to our secured lenders.

WE OWE OVER $250.0 MILLION OF INDEBTEDNESS UNDER OUR SENIOR NOTES AND OUR OPERATIONS ARE NOT GENERATING SUFFICIENT CASH FLOW TO COVER OUR SEMI-ANNUAL INTEREST PAYMENTS OF APPROXIMATELY $11.1 MILLION.

     We are indebted for a total of $250.0 million in principal amount under our 8 7/8% Senior Notes. Semi-annual interest payments on the senior notes of approximately $11.1 million are due on January 1 and July 1 of each year. For the six months ended June 30, 1999, however, our operating activities, investing activities and financing activities each consumed net cash rather than provided additional cash. To meet our debt service obligations under the senior notes and provide necessary cash, we were required to use our cash on hand.

     Our ability in the future to meet our debt service obligations and reduce our total indebtedness will depend on a number of factors including:

     - oil and gas prices;

     - demand for our drilling services;

     - whether our business strategy is successful;

     - levels of interest rates; and

     - other financial and business factors that affect us.

Many of these factors are beyond our control.

     If we do not generate sufficient cash flow to pay debt service and repay principal in the future, we will likely be required to use one or more of the following measures:

     - further diminish our cash balances;

     - use our existing credit facility;

     - obtain additional external financing;

     - refinance our indebtedness;

     - sell our assets; and

     - seek protection under federal bankruptcy laws.

WE HAVE HAD ONLY ONE PROFITABLE YEAR SINCE 1991 AND DO NOT EXPECT TO BE PROFITABLE IN 1999.

     We have a history of losses with our only profitable year since 1991 being 1997 in which we had net income of $10.2 million. Due to depressed demand for our drilling service through most of 1999, we do not expect to be profitable in 1999. Whether we are able to become profitable in the future will depend on many factors, but primarily on whether we are able to obtain substantially higher utilization rates for our rigs and the rates we charge for them. Whether we can achieve those goals will largely depend on oil and gas prices which are beyond our control.

UNEXPECTED COST OVERRUNS ON OUR TURNKEY DRILLING JOBS COULD ADVERSELY AFFECT US.

     We have historically derived a significant portion of our revenues from turnkey drilling contracts and we expect that they will continue to represent a significant component of our revenues. The occurrence of uninsured or under-insured losses or operating cost overruns on our turnkey jobs could have a material adverse effect on our financial position and results of operations. Under a typical turnkey drilling contract, we agree to drill a well for our customer to a specified depth and under specified conditions for a fixed price. We typically provide technical expertise and engineering service, as well as most of the equipment required for the drilling of turnkey wells. We often subcontract for related services. Under typical turnkey drilling arrangements, we do not receive progress payments and are entitled to be paid by our customer only after we have performed the terms of the drilling contract in full. For this reason, the risk to us under turnkey drilling contracts is substantially greater than for wells drilled on a day work basis because we must assume most of the risks associated with drilling operations that are generally assumed by our customer under a day work contract. Although we attempt to obtain insurance coverage to reduce certain of the risks inherent in our turnkey drilling operations, we can offer no assurance that adequate coverage will be obtained or will be available in the future.

WE COULD BE ADVERSELY AFFECTED IF WE LOST THE SERVICES OF CERTAIN OF OUR SENIOR MANAGERS.

     Our business is dependent to a significant extent on a small group of our executive management personnel. The loss of any one of these individuals could have a material adverse effect on our financial condition and results of operations.

OUR CREDIT AGREEMENTS MAY PROHIBIT US FROM PARTICIPATION IN CERTAIN TRANSACTIONS THAT WE MAY CONSIDER ADVANTAGEOUS.

     The indentures under which we issued our 8 7/8% Senior Notes contain restrictions on our ability and the ability of certain of our subsidiaries to engage in certain types of transactions. These restrictive covenants may adversely affect our ability to pursue business acquisitions and rig refurbishments. These include covenants prohibiting or limiting our ability to:

     - incur additional indebtedness;

     - pay dividends or make other restricted payments;

     - sell material assets;

     - grant or permit liens to exist on our assets;

     - enter into sale and lease-back transactions;

     - enter into certain mergers, acquisitions and consolidations;

     - make certain investments;

     - enter into transactions with related persons; and

     - engage in lines of business unrelated to our core land drilling business.

Our senior secured credit facility also contains covenants restricting our ability and our subsidiaries' ability to undertake many of the same types of transactions, and contains financial ratio covenants. They may also limit our ability to respond to changes in market conditions. Our ability to meet the financial ratio covenants of our credit agreements can be affected by events and conditions beyond our control and we may be unable to meet those tests.

     Our senior secured credit facility contains default terms that effectively cross default with the indentures covering our 8 7/8% Senior Notes. If we breach the covenants in the indentures it could cause our default under the indentures but also under our senior secured credit agreement, and possibly other then outstanding debt obligations owed by us or our subsidiaries. If the indebtedness under our senior secured credit agreement or other indebtedness owed by us or our subsidiaries is more than $10.0 million and is not paid when due, or is accelerated by the holders of the debt, then an event of default under the indenture covering our senior notes would occur. If circumstances arise in which we are in default under our various credit agreements, our cash and other assets may be insufficient to repay our indebtedness and that of our subsidiaries.

RISKS RELATING TO OUR SECURITIES

THERE IS NO EXISTING PUBLIC MARKET FOR CERTAIN OF THE SECURITIES WE MAY SELL WHICH COULD LIMIT YOUR ABILITY TO RESELL THEM.

     Our common stock is traded on the American Stock Exchange. All other debt securities, preferred stock, depositary shares and warrants sold or offered under this prospectus will be securities for which there will be no established trading market. Any underwriters to whom we sell debt securities, preferred stock, depositary shares or warrants in a public offering may make a market in those securities but they will not be obligated to do so and the underwriters may discontinue any market making activities at any time without notice to us or you. Because there may be no secondary market for our debt securities, preferred stock, depositary shares or warrants, you may be unable to resell those securities.

WE ARE A HOLDING COMPANY AND DEPEND ON OUR SUBSIDIARIES TO PROVIDE US WITH CASH TO MEET OUR FINANCIAL OBLIGATIONS.

     Grey Wolf, Inc. is a holding company that conducts substantially all of its operations through both United States and foreign subsidiaries. Substantially all of our assets consist of our equity in our subsidiaries. We are, and expect to continue to be, dependent on our ability to obtain funds from our subsidiaries to meet our financial needs including funds to repay interest and principal on our indebtedness. We cannot assure you that our operating subsidiaries will generate sufficient net income to pay upstream dividends or sufficient cash flow to make payments of principal and interest to us for intercompany loans we may make to them from time-to-time. Our inability to obtain funds from our subsidiaries for any reason could impair our ability to meet our obligations under securities we issue.

OUR EXISTING DIVIDEND POLICY AND CONTRACTUAL RESTRICTIONS LIMIT OUR ABILITY TO PAY DIVIDENDS.

     We have never declared a cash dividend on our common stock and do not expect to pay cash dividends on our common stock for the foreseeable future. We expect that all cash flow generated from our operations in the foreseeable future will be retained and used to develop or expand our business, pay debt service and reduce outstanding indebtedness. Furthermore, the terms of our secured credit facility prohibit the payment of dividends without prior written consent and the terms of the indentures under which our senior notes are issued also restrict our ability to pay dividends under certain conditions. In the event we issue any dividend-paying preferred stock, the applicable prospectus supplement will address further any applicable restrictions on our ability to pay dividends on the securities to be issued.

CERTAIN PROVISIONS OF OUR ORGANIZATIONAL DOCUMENTS, SECURITIES AND CREDIT AGREEMENTS HAVE ANTI-TAKEOVER EFFECTS WHICH MAY PREVENT OUR SHAREHOLDERS FROM RECEIVING THE MAXIMUM VALUE FOR THEIR SHARES.

     Our Articles of Incorporation, bylaws, securities and credit agreements contain certain provisions intended to delay or prevent entirely a change of control transaction not supported by our board of directors, or which may have that general effect. These measures include:

     - classification of our board of directors into three classes, with each class serving a staggered three year term;

     - giving our board of directors the exclusive authority to adopt, amend or repeal our Bylaws and thus prohibiting shareholders from doing so;

     - requiring our shareholders to give advance notice of their intent to submit a proposal at the annual meeting; and

     - limiting the ability of our shareholders to call a special meeting and act by written consent.

     Additionally, the indentures under which our 8 7/8% Senior Notes are issued, require us to offer to repurchase all senior notes then outstanding at a purchase price equal to 101% of the principal amount of the senior notes plus accrued and unpaid interest to the date of purchase in the event that the we become subject to a change of control, as defined in the indenture. This feature of the indenture could also have the effect of discouraging potentially attractive change of control offers.

LARGE AMOUNTS OF OUR COMMON STOCK MAY BE RESOLD INTO THE MARKET IN THE FUTURE WHICH COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DROP SIGNIFICANTLY, EVEN IF OUR BUSINESS IS DOING WELL.

     This prospectus may be used to issue common stock, preferred stock that is convertible into common stock and warrants to acquire common stock. If we issue a significant amount of common stock, convertible preferred stock or warrants, the market price of our common stock may be adversely affected.

     As of August 31, 1999, 165,158,791 shares of our common stock were issued and outstanding. Approximately 60% is available for resale in the public market as follows:

     - 84,664,760 shares of common stock by certain of our shareholders, the resale of which has been registered under the Securities Act;

     - 7,296,375 shares of common stock which may be acquired upon exercise of outstanding options; and

     - 13,999,957 shares of common stock which we believe are potentially eligible for resale pursuant to an exemption from registration under the Securities Act.

The market price of our common stock could drop significantly if these holders sell or are perceived by the market as intending to sell their common stock.

WE FACE A THREAT OF BUSINESS DISRUPTION FROM THE YEAR 2000 ISSUE.

     The Year 2000 issue refers to the inability of computer and other information technology systems to properly process date and time information stemming from the outdated programming practice of using two digits rather than four to represent the year and a date. The consequence of the Year 2000 issue is that our computer systems and those of our customers and suppliers may not work properly and adversely affect our business. For more information on these issues and our plans to respond to these risks, please see our Form 10-Q for the quarter ended June 30, 1999 under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Compliance," which we incorporate into this Prospectus by reference.

                                USE OF PROCEEDS

     Unless we specify otherwise in the applicable prospectus supplement, the net proceeds (after the payment of offering expenses and underwriting discounts or commissions) we receive from the sale of the securities offered by this prospectus and any prospectus supplement will be used for general corporate purposes. General corporate purposes may include any of the following:

     - funding capital expenditures, including rig refurbishments;

     - providing working capital;

     - investing in or lending money to our subsidiaries;

     - repaying debt;

     - redeeming or repurchasing our securities; or

     - paying for possible acquisitions or the expansion of our businesses.

We may temporarily invest the net proceeds we receive from any offering of securities or use the net proceeds to repay short-term debt until we can use them for their stated purposes.

                     RATIO OF EARNINGS TO FIXED CHARGES AND
            EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     The ratio of earnings to fixed charges for each of the periods set forth below has been computed on a consolidated basis and should be read in conjunction with our consolidated financial statements (including the notes thereto) set forth or incorporated by reference in our Form 10-K for the fiscal year ended December 31, 1998.

                                      SIX                                      TWELVE          NINE
                                     MONTHS                                    MONTHS         MONTHS        YEAR
                                     ENDED      YEAR ENDED DECEMBER 31,        ENDED          ENDED         ENDED
                                    JUNE 30,   --------------------------   DECEMBER 31,   DECEMBER 31,   MARCH 31,
                                      1999     1998   1997    1996   1995       1994         1994(1)       1994(1)
                                    --------   ----   -----   ----   ----   ------------   ------------   ---------
Ratio of earnings to fixed
  charges..........................    (2)      (2)   3.19x    (2)    (2)        (2)            (2)          (2)
Ratio of earnings to fixed charges
  and preferred stock dividends....    (3)      (4)   3.19x    (4)    (4)        (4)            (4)          (3)

---------------

(1) In 1994, Grey Wolf changed its fiscal year end from March 31 to December 31.

(2) Earnings were insufficient to cover fixed charges for the periods indicated as follows:

Year Ended
  December 31, 1998.........................................   $111,164
  December 31, 1996.........................................     10,759
  December 31, 1995.........................................     12,675
  March 31, 1994............................................      1,384
Twelve Months Ended December 31, 1994.......................      3,557
Nine Months Ended December 31, 1994.........................      2,260
Six Months Ended June 30, 1999..............................     16,901

(3) There was no preferred stock outstanding during these periods.

(4) Earnings were insufficient to cover fixed charges and preferred stock dividends for the periods indicated as follows:

Year Ended
  December 31, 1998.........................................  $111,164
  December 31, 1996.........................................    11,179
  December 31, 1995.........................................    12,675
  March 31, 1994............................................     1,384
Twelve Months Ended December 31, 1994.......................     3,557
Nine Months Ended December 31, 1994.........................     2,260
Six Months Ended June 30, 1999..............................    16,901

     For purposes of computing these ratios, "earnings" consist of pretax income from continuing operations plus fixed charges (excluding capitalized interest). "Fixed charges" represent interest incurred (whether expensed or capitalized), amortization of debt expense, and that portion of rental expense on operating leases deemed to be the equivalent of interest. "Fixed charges and preferred stock dividends" represent fixed charges (as previously described) and the preferred stock dividend requirements of Grey Wolf.

                         DESCRIPTION OF DEBT SECURITIES

     The following description highlights certain general terms and provisions of the debt securities. This summary is not complete. When debt securities are offered in the future, the prospectus supplement will explain the particular terms of those securities and the extent to which these general provisions may apply.

     The forms of the indenture for the debt securities have been filed as exhibits to the registration statement and you should read the applicable indenture for provisions that may be important to you. Article and Section references used herein are references to the applicable indenture. Capitalized terms not otherwise defined in this Description of Debt Securities will have the meaning given in the indentures.

GENERAL

     Since Grey Wolf is a holding company, our rights and the rights of our creditors, including the holders of the debt securities, to participate in any distribution of the assets of any subsidiary upon its liquidation or reorganization or otherwise are necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that we may be recognized as a creditor of the subsidiary. Generally, the debt securities will be effectively subordinated to all existing and future indebtedness of our operating subsidiaries.

     Any debt securities we offer will be our direct, unsecured general obligations. The debt securities will be either senior debt securities or subordinated debt securities which may be issued in registered or global form. The senior debt securities will rank equally with all of our other senior and unsubordinated debt. The subordinated debt securities will have a junior position to all of our senior debt.

     The indentures do not limit the aggregate principal amount of debt securities that can be issued. The debt securities may be issued in one or more series as may be authorized from time to time by Grey Wolf.

     A prospectus supplement and a supplemental indenture relating to the offering of a particular series of debt securities will set forth the specific terms of the offered debt securities (Indentures, Section 301). These terms will include some or all of the following:

     - the title of the debt securities;

     - the aggregate principal amount of the debt securities;

     - the person to whom any interest on the offered debt securities will be payable, if other than the person in whose name such offered debt securities are registered on any regular record date;

     - the date or dates (or method of determining the date) on which we will pay the principal and premium, if any, of the debt securities;

     - the interest rate (or method of determining the rate) at which the debt securities will bear interest, the date or dates from which interest will accrue and the dates on which interest, if any, will be payable and the regular record dates for such interest payment dates;

     - the place or places where we will pay principal, premium and interest, if any, on the debt securities;

     - any optional redemption periods and prices;

     - any sinking fund or analogous provision that would obligate us to repurchase or otherwise redeem the debt securities;

     - any rights of the holders of the debt securities to convert or exchange the debt securities into or for our securities and the terms and conditions of the conversion or exchange;

     - the denominations in which we will issue debt securities if other than denominations of $1,000 and any integral multiple thereof;

     - the manner in which we will determine the amounts of principal, premium or interest, if any, on the debt securities if these amounts may be determined with reference to one or more indices;

     - the currency in which we will pay principal of, premium, if any, or interest on the debt securities if other than the United States dollar;

     - the price or prices (expressed as a percentage of the principal amount thereof) at which we will issue debt securities;

     - if other than the entire principal amount, the portion of the principal amount payable if the maturity of the debt securities is accelerated;

     - whether we will issue debt securities in the form of global securities and, if so, the depositary for, and other terms and conditions relating to, the global securities;

     - whether the principal of, premium and interest, if any, on the offered debt securities is to be payable in securities of Grey Wolf and the terms and conditions applicable to any such payment;

     - any change in or addition to the events of default;

     - any change in or addition to the covenants, definitions or to the provisions relating to our consolidation, merger, sale or conveyance of assets;

     - any subordination provisions relating to the debt securities;

     - any restriction or condition on the transferability of the debt securities;

     - any changes or additions to the defeasance or discharge provisions;

     - any trustees, authenticating or paying agents, registrars, conversion agents or other agents appointed by us with respect to the debt securities; and

     - any other terms of the debt securities.

     Debt securities may be issued at a discount from their stated principal amount. Certain United States federal income tax considerations applicable to any debt security issued with original issue discount and any debt security on which the interest is to be payable in our securities will be described in an applicable prospectus supplement.

EVENTS OF DEFAULT AND NOTICE OF DEFAULT

     "Events of Default" with respect to debt securities of any series means any of the following (Indentures, Section 501):

     - failure to pay principal of, or premium, if any, on, any debt security of that series when due (in the case of the subordinated indenture, whether or not payment is prohibited by the subordination provisions);

     - failure to pay interest, if any, or deposit any mandatory sinking fund payment, if any, on any debt security of that series when due and such failure continues for a period of 30 days;

     - failure by Grey Wolf to perform any other covenant in the indentures (other than a covenant included in the indentures solely for the benefit of a series of debt securities other than that series) which continues for a period of 90 days after written notice to Grey Wolf; and

     - certain events of insolvency, reorganization, receivership or liquidation of Grey Wolf.

     An event of default with respect to debt securities of a particular series does not necessarily constitute an event of default with respect to debt securities of any other series. If an event of default with respect to any other series of debt securities occurs and continues, then either the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may declare the principal amount of all debt securities of that series to be due and payable immediately; however, under certain circumstances, the holders of a majority in aggregate principal amount of outstanding debt securities of that series may rescind or annul such declaration and its consequences.

     Except for a default in payment of principal, premium and interest, if any, the trustee may withhold notice to the holders of the debt securities of any default if it considers it in the interest of the holders of the debt securities to do so (Indentures, Section 602). Grey Wolf must furnish annually the trustee a statement by one of certain specified officers of Grey Wolf as to the compliance with all conditions and covenants of the indentures (Indentures, Section 1005).

     The holders of a majority in principal amount of the outstanding debt securities of any series will have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series, and to waive certain defaults (Indentures, Sections 512 and 513).

     The indentures provide that, if an event of default occurs and continues, then the trustee must exercise its rights and powers under the indentures, and use the same degree of care and skill in its exercise, as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs (Indentures, Section 601). Subject to these provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indentures at the request of any of the holders of debt securities unless they have offered to the trustee security or indemnity in form and substance reasonably satisfactory to the trustee against the costs, expenses and liabilities that it might incur in compliance with the holders' request (Indentures, Section 603).

MODIFICATION OF INDENTURE

     Grey Wolf and the trustee from time to time may modify the indentures, without prior notice to or the consent of the holders of any series of debt securities for any of the following purposes (Indentures, Section 901):

     - to evidence the succession of another person to our rights and the assumption by the successor of our covenants and obligations in an indenture and the debt securities;

     - to add to the covenants for the benefit of the holders of the debt securities or to surrender any right or power conferred upon us in an indenture;

     - to add any events of default;

     - to cure any ambiguity, defect or inconsistency, to secure the debt securities, or to make any change that does not adversely affect the rights of any holders;

     - to modify or amend an indenture to permit the qualification of the indenture or any supplemental indenture under the Trust Indenture Act;

     - to comply with the provisions relating to consolidations, mergers and sales of assets;

     - in the case of subordinated debt securities, to make any change in the provisions of the indenture relating to subordination that would limit or terminate the benefits available to any holder of senior debt under such provisions;

     - to add guarantees for any or all of the debt securities or to secure any or all of the debt securities;

     - to make any change that does not adversely affect the rights of any holder;

     - to add to, change or eliminate any provision of an indenture, so long as the addition, change or elimination will (a) neither apply to any debt security of any series created prior to the modification which is entitled to the benefit of the provision nor modify the rights of the holders of any such debt security with respect to the provision or (b) become effective only when there is no debt security outstanding;

     - to permit or facilitate the defeasance and discharge of any series of debt securities pursuant to the indenture, so long as such action does not adversely effect the rights of any holder;

     - to evidence and provide for a successor or other trustee with respect to the debt securities of one or more series and to add to our change any provision of an indenture to provide for or facilitate the administration by more than one trustee;

     - to establish the form or terms of debt securities and coupons of any series; and

     - to provide for uncertificated debt securities in addition to or in place of certificated debt securities.

     Grey Wolf and the trustee may modify and amend the indentures with the consent of the holders of at least a majority of the principal amount of each series of the outstanding debt securities which is affected by the modification or amendment; provided, however, no modification or amendment may, without the consent of each holder of a debt security affected thereby (Indentures, Section
902):

     - change the stated maturity of the principal of or any installment of principal or interest if any, on any debt security;

     - reduce the principal amount of, premium and interest rate, if any, on any debt security or the principal amount due upon acceleration of any Original Issue Discount security;

     - change the place or currency of payment of principal, premium or interest, if any, on debt security;

     - impair the right to institute suit for the enforcement of any such payment on or with respect to any debt security;

     - reduce the percentage of the principal amount of debt securities necessary to modify or amend the indentures;

     - in the case of the subordinated indenture, modify the subordination provisions in a manner adverse to the holders of the subordinated debt securities; or

     - modify the foregoing requirements or reduce the percentage of outstanding debt securities necessary to waive compliance with certain provisions of the indentures or to waive certain defaults.

     The holders of at least a majority of the aggregate principal amount of the outstanding debt securities of any series may, on behalf of all holders of that series, waive compliance by Grey Wolf with any of the provisions of the indentures and waive any past default under an indenture, except a default in the payment of principal, premium and interest, if any, or in the performance of certain covenants (Indentures, Sections 1006 and 513).

SATISFACTION AND DISCHARGE OF THE INDENTURES; DEFEASANCE

     Discharge. Except as described below, Grey Wolf will be discharged from its obligations under the indenture with respect to any series of debt securities by either paying the principal of, any premium and interest on all of the outstanding debt securities of such series when due and payable or delivering to the trustee all outstanding debt securities of such series for cancellation. Grey Wolf will not be able to discharge the following obligations:

     - the rights of holders of debt securities to receive payments of principal, premium and interest, if any, when due;

     - our obligation to issue temporary debt securities or to replace mutilated, lost, destroyed or stolen debt securities;

     - our obligation to maintain an office or agency for payments to holders of debt securities; and

     - the rights, powers, trusts, duties and immunities of the trustee.

     Legal Defeasance. Grey Wolf may be discharged from its obligations on the debt securities of any series at any time if it deposits with the trustee sufficient cash or government obligations to pay the principal of, any premium and interest on the debt securities of that series to the stated maturity date or a redemption date for the debt securities of that series. If that happens, payment of the debt securities of such series may not be accelerated because of an event specified as an event of default with respect to such debt securities, and the holders of the debt securities of such series will not be entitled to the benefits of the indenture, except for registration of transfer and exchange of debt securities and replacement of lost, stolen or mutilated debt securities (Indentures, Sections 401, 403 and 405).

     Grey Wolf may be discharged only if, among other things, it has delivered to the trustee an opinion of counsel stating that it has received from the United States Internal Revenue Service a ruling or, since the date of execution of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that the holders of the debt securities of that series will not recognize income, gain or loss for federal income tax purposes as a result of the defeasance.

     Covenant Defeasance. Grey Wolf may omit to comply with certain restrictive covenants contained in the indenture and any omission to comply with those covenants will not constitute a default or event of default with respect to the debt securities of any series (Indentures, Section 406). Grey Wolf may omit to comply with such covenants only if, among other things:

     - it deposits with the trustee sufficient cash or government obligations to pay the principal of, any premium and interest on the debt securities of that series to the stated maturity date or a redemption date for the debt securities of that series; and

     - it delivers to the trustee an opinion of counsel to the effect that the holders of the debt securities of the series will not recognize income, gain or loss for federal income tax purposes as a result of the covenant defeasance.

     Effect of Discharge and Defeasance. Under federal income tax law as of the date of this prospectus, a discharge may be treated as an exchange of the related debt securities. Each holder might be required to recognize gain or loss equal to the difference between the holder's cost or other tax basis for the debt securities and the value of the holders' interest in the trust. Holders might be required to include as income a different amount than would be includable without the discharge. Prospective investors are urged to consult their own tax advisors as to the tax consequences of a discharge including the applicability and effect of tax laws other than federal income tax law.

CERTAIN COVENANTS

     Under the Indentures, Grey Wolf agrees that it will:

     - pay the principal, interest and any premium on the debt securities when due;

     - maintain a place of payment;

     - deliver a report to the Trustee at the end of each fiscal year reviewing our obligations under the Indentures; and

     - deposit sufficient funds with any payment agent on or before the due date for any principal, interest or any premium (Indentures, Sections 1001, 1002, 1003 and 1005).

     Any respective covenants applicable to any series of debt securities will be described in an applicable prospectus supplement.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     We will only consolidate or merge with or into any other entity or sell all or substantially all of our assets according to the terms and conditions of the indentures. If Grey Wolf sells all or substantially all of its assets, it shall be released from all of its liabilities and obligations under any indenture and under the debt securities. The remaining or acquiring entity will be substituted for Grey Wolf in the indentures and shall assume all of our responsibilities and liabilities under the indentures including the payment of all amounts due on the debt securities and performance of the covenants with the same effect as if it had been an original party to the indentures. Thereafter, the successor entity may exercise Grey Wolf's rights and powers under the indentures, in Grey Wolf's name or in its own name. Any act or proceeding required or permitted to be done by Grey Wolf's board of directors or any of its officers may be done by the board or officers of the successor entity (Indentures, Sections 801 and 802).

PAYMENT AND TRANSFER

     Grey Wolf will pay principal and any premium and interest on registered securities at the corporate trust office of the trustee or at any other office or agency maintained by us for such purpose. We may choose to make any interest payment on a registered security (a) by check mailed to the address of the holder as such address shall appear in the register or (b) if provided in the prospectus supplement, by wire transfer to an account maintained by the holder as specified in the register. We will make interest payments to the person in whose name the debt security is registered at the closing of business on the days specified by the indenture or in any applicable prospectus supplement. Payments on debt securities in other forms will be paid at a place designated by us and specified in a prospectus supplement (Indentures, Section 307).

     Fully registered securities may be transferred or exchanged at the corporate trust office of the trustee or at any other office or agency maintained by us for such purposes, without the payment of any service charge except any tax or governmental charge (Indentures, Sections 305 and 1002).

GLOBAL SECURITIES

     Debt securities of a series may be issued in the form of one or more permanent global debt securities that will be deposited with a depositary designated in the prospectus supplement or its nominee. Unless otherwise indicated in the prospectus supplement, the following is a summary of the depositary arrangements applicable to debt securities issued in permanent global form and for which The Depository Trust Company ("DTC") acts as depository.

     Each global debt security will be deposited with, or on behalf of, DTC, as depositary, or its nominee and registered in the name of a nominee of DTC. Except under the limited circumstances described below, global debt securities are not exchangeable for definitive certificated debt securities.

     Ownership of beneficial interests in a global debt security is limited to institutions that have accounts with DTC or its nominee, (participants), or persons that may hold interests through participants. In addition, ownership of beneficial interests by participants in a global debt security will be evidenced only by, and the transfer of that ownership interest will be effected only through; records maintained by DTC or its nominee. Ownership of beneficial interests in a global debt security by persons that hold through participants will be evidenced only by, and the transfer of that ownership interest within that participant will be effected only through, records maintained by that participant. DTC has no knowledge of the actual beneficial owners of the debt securities. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participants through which the beneficial owners entered the transaction. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global debt security.

     Payment of principal of, and interest on, debt securities represented by a global debt security registered in the name of or held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner and holder of the global debt security representing those debt securities. We have been advised by DTC that upon receipt of any payment of principal of, or interest on, a global debt security, DTC will immediately credit accounts of participants on its book-entry registration and transfer system with payments in amounts proportionate to their respective beneficial interests in the principal amount of that global debt security as shown in the records of DTC. Payments by participants to owners of beneficial interests in a global debt security held through those participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the sole responsibility of those participants, subject to any statutory or regulatory requirements that may be in effect from time to time.

     Neither we, any trustee nor any of our respective agents will be responsible for any aspect of the records of DTC, any nominee or any participant relating to, or payments made on account of, beneficial interests in a permanent global debt security or for maintaining, supervising or reviewing any of the records of DTC, any nominee or any participant relating to such beneficial interests.

     A global debt security is exchangeable for definitive debt securities registered in the name of, and a transfer of a global debt security may be registered to, any person other than DTC or its nominee, only if:

     - DTC notifies us that it is unwilling or unable to continue as depositary for that global debt security or at any time DTC ceases to be registered under the Securities Exchange Act of 1934;

     - we determine in our discretion that the global debt security shall be exchangeable for definitive debt securities in registered form; or

     - there shall have occurred and be continuing an event of default or an event which, with notice or the lapse of time or both, would constitute an event of default under the debt securities.

     Any global debt security that is exchangeable pursuant to the preceding sentence will be exchangeable in whole for definitive debt securities in registered form, of like tenor and of an equal aggregate principal amount as the global debt security, in denominations specified in the applicable prospectus supplement (if other than $1,000 and integral multiples of $1,000). The definitive debt securities will be registered by the registrar in the name or names instructed by DTC. We expect that these instructions may be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in the global debt security.

     Except as provided above, owners of the beneficial interests in a global debt security will not be entitled to receive physical delivery of debt securities in definitive form and will not be considered the holders of debt securities for any purpose under the indentures. No global debt security shall be exchangeable except for another global debt security of like denomination and tenor to be registered in the name of DTC or its nominee. Accordingly, each person owning a beneficial interest in a global debt security must rely on the procedures of DTC and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the global debt security or the Indentures.

     We understand that, under existing industry practices, in the event that we request any action of holders, or an owner of a beneficial interest in a global debt security desires to give or take any action that a holder is entitled to give to take under the debt securities or the Indentures, DTC would authorize the participants holding the relevant beneficial interests to give or take that action, and those participants would authorize beneficial owners owning through those participants to give or take that action or would otherwise act upon the instructions of beneficial owners owning through them.

     DTC has advised us that DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the Exchange Act. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in those securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.
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

                       DESCRIPTION OF OTHER INDEBTEDNESS

     Certain of Grey Wolf's existing debt instruments impose, and future debt instruments may impose, certain restrictions on Grey Wolf, including restrictions on the payment of dividends and certain business combinations, and require Grey Wolf to maintain certain financial ratios.

THE 8 7/8% SENIOR NOTES DUE 2007

     Grey Wolf has $250.0 million principal amount of 8 7/8% Senior Notes outstanding. The 8 7/8% Senior Notes were issued in two offerings. Grey Wolf issued $175.0 million in principal amount of 8 7/8% Senior Notes in June 1997 and $75.0 million in May 1998. The 8 7/8% Senior Notes mature on July 1, 2007. Interest on the 8 7/8% Senior Notes is payable semi-annually on January 1 and July 1 of each year. The 8 7/8% Senior Notes are redeemable at the option of Grey Wolf, in whole or in part, at any time on or after July 1, 2002, initially at 104.4375% and at decreasing prices thereafter to 100% at maturity, in each case together with accrued and unpaid interest. The 8 7/8% Senior Notes also may be repurchased at the option of the holder at 101%, together with accrued and unpaid interest, any time if there is a change in control, as defined in the applicable indenture.

CIT CREDIT FACILITY

     As of January 14, 1999, Grey Wolf entered into a senior secured revolving credit facility with the CIT Group/Business Credit, Inc. This facility provides us with the ability to borrow up to the lessor of $50.0 million or 50% of the orderly liquidation value ("OLV"), as defined in the facility, of marketable drilling rig equipment located in the 48 contiguous states of the United States. The initial term of the facility expires on January 14, 2003, with automatic annual renewals thereafter unless terminated by the lender on any subsequent anniversary date and then only upon 60 days prior notice. We can use up to $10.0 million of the available credit for letters of credit. The amount used for letters of credit decreases our ability to borrow under the facility by the amounts of such letters of credit. Interest under the facility accrues at a variable rate, using, at Grey Wolf's election, either prime plus 0.25% to 1.50% or LIBOR plus 1.75% to 3.50%, depending upon our debt service coverage ratio for the trailing 12 month period. During the first year of the facility, the interest rate is fixed at LIBOR plus 2.50% or prime plus 1.00%. Letters of credit accrue a fee of 1.25% per annum and we pay a commitment fee of 0.375% per annum on the average unused portion of the lender's commitments. Indebtedness under the facility is secured by an exclusive security interest in substantially all of our and our domestic subsidiaries' assets. We and certain of our wholly-owned subsidiaries have also guaranteed the indebtedness under the facility. We, however, retain the option, subject to a minimum appraisal value, to extract $75.0 million of the equipment out of the collateral pool for other purposes. As of August 31, 1999, Grey Wolf had no borrowings outstanding under the facility and had used $3.5 million for letters of credit.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     As of August 31, 1999 Grey Wolf's authorized capital stock consisted of 300,000,000 shares of common stock, par value $.10 per share, of which 165,158,791 shares were outstanding, and 1,000,000 shares of preferred stock, par value $1.00 per share, of which none are outstanding. As of that date, Grey Wolf also had approximately 7.2 million shares of common stock reserved for issuance upon exercise of options or in connection with other awards outstanding under various employee or director incentive, compensation and option plans.

     The following summary is not complete. You should refer to the applicable provisions of Grey Wolf's amended and restated Articles of Incorporation, and the documents we have incorporated by reference for a complete statement of the terms and rights of our capital stock.

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

COMMON STOCK

     Voting Rights. Each share of common stock is entitled to one vote per share. Holders of common stock are not entitled to cumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors.

     Dividends. Holders may receive dividends when declared by the board of directors out of legally available funds. Dividends may be paid in cash, stock or other form subject to the rights of holders of any preferred stock. If we issue preferred stock, holders of common stock may not receive dividends until we have satisfied our obligations to the holders of outstanding preferred stock.

     Rights Upon Liquidation. If we liquidate, dissolve or wind-up our business, either voluntarily or not, the holders of common stock will be entitled to share equally in any remaining assets after we pay our creditors.

     Miscellaneous. The issued and outstanding shares of common stock are fully paid and nonassessable. Holders of shares of common stock are not entitled to preemptive rights. Shares of common stock are not convertible into shares of any other class of our capital stock. American Stock Transfer and Trust Company is the transfer agent and registrar for the common stock.

PREFERRED STOCK

     The following description sets forth certain general terms and provisions of our authorized preferred stock. If we offer preferred stock, the particular terms will be described in the prospectus supplement.

     The board of directors of Grey Wolf can, without shareholder approval, issue from time to time one or more series of preferred stock. The board of directors can also determine the voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions of any series and the number of shares constituting any series of preferred stock.

     Because Grey Wolf is a holding company, its rights and the rights of holders of its securities, including the holders of preferred stock, to participate in the distribution of the assets of any subsidiary of Grey Wolf upon the subsidiary's liquidation or recapitalization will be subject to the prior claims of the creditors and preferred stockholders of the subsidiary.

ANTI-TAKEOVER DEFENSES

     Preferred stock purchase rights. Grey Wolf has a shareholder rights plan which was adopted in 1998. Under this plan, one right is attached to each outstanding share of common stock. The rights are exercisable only if a person or group of affiliated or associated persons acquires beneficial ownership of 15% or more of the outstanding common stock or the commencement of or the announcement to make a tender offer which would result in ownership by a person or group of 15% or more of the outstanding common stock. Each right entitles the registered holder to purchase from Grey Wolf one-thousandth of a share of Series B Junior Participating Preferred Stock, par value $1.00 per share, at an exercise price of $11.00 per one one-thousandth of a share. The rights expire September 18, 2008, unless the expiration date is extended. The existence of the rights may, under certain circumstances, make it more difficult or discourage attempts to acquire us.

     Certain Provisions of our Amended and Restated Articles of Incorporation and Bylaws. Certain provisions in our amended and restated Articles of Incorporation and amended and restated Bylaws could have the effect of delaying, deferring or preventing a change in control or the removal of our existing management or deterring potential acquirors from making an offer to our shareholders. These provisions provide that:

     - shareholders may not act by less than unanimous written consent;

     - special meetings of shareholders may be called by shareholders only upon request of holders of at least 50% of the shares entitled to vote at the meeting;

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

     - the board of directors has the exclusive authority to adopt, amend or repeal our Bylaws and shareholders may not do so;

     - the board of directors be divided into three classes, with each class serving a staggered three year term; and

     - shareholders must give us advance notice of their intent to submit a proposal for action at the annual meeting.

     Additionally, the board of directors' ability to issue shares of preferred stock without shareholder approval may be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including voting rights that would require the approval of a percentage of the preferred stockholders.

                        DESCRIPTION OF DEPOSITARY SHARES

GENERAL

     We may, at our option, elect to offer fractional shares of preferred stock, rather than full shares of preferred stock. If we do, we will issue to the public receipts for depositary shares, and each of these depositary shares will represent a fraction of a share of a particular series of preferred stock. We will specify that fraction in the prospectus supplement.

     The shares of any series of preferred stock underlying the depositary shares will be deposited under a deposit agreement between us and a depositary selected by us. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable fractional interest in shares of preferred stock underlying that depositary share, to all the rights and preferences of the preferred stock underlying that depositary share. Those rights include dividend, voting, redemption, subscription and liquidation rights.

     The depositary shares will be evidenced by depositary receipts issued under the deposit agreement. We will issue depositary receipts to those persons who purchase the fractional interests in the preferred stock underlying the depositary shares, in accordance with the terms of the offering.

     The following summary of the deposit agreement, the depositary shares and the depositary receipts is not complete. You should refer to the forms of the deposit agreement and depositary receipts that are filed as exhibits to the registration statement.

     Dividends and Other Distributions. The depositary will distribute all cash dividends or other cash distributions received in respect of the preferred stock to the record holders of related depositary shares in proportion to the number of depositary shares owned by those holders.

     If we make a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary shares that are entitled to receive the distribution, unless, after consulting with the depositary, we determine that it is not feasible to make the distribution. If this occurs, the depositary may sell the property and distribute the net proceeds from the sale to the applicable holders.

     Redemption of Depositary Shares. Whenever we redeem shares of preferred stock that are held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the shares of preferred stock so redeemed. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to that series of the preferred stock. If fewer than all the depositary shares are to be redeemed, the depositary will select the depositary shares to be redeemed by lot, pro rata or by another equitable method.

     Depositary shares called for redemption will no longer be outstanding after the applicable redemption date, and all rights of the holders of those depositary shares will cease, except the right to receive any

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

money, securities, or other property upon surrender to the depositary of the depositary receipts evidencing those depositary shares.

     Withdrawal of Preferred Stock. Any holder of depositary shares may receive, upon surrender of the corresponding depositary receipts to the depositary, the number of whole shares of underlying preferred stock and any money or other property represented by the surrendered depositary receipts. Holders of depositary shares that surrender their depositary receipts will be entitled to receive whole shares of preferred stock as set forth in the related prospectus supplement. However, holders of whole shares of preferred stock will not be entitled to subsequently deposit those shares of preferred stock under the deposit agreement or to exchange the whole shares of preferred stock for depositary receipts. Whenever the number of depositary shares surrendered by a holder in connection with a withdrawal exceed the number of depositary shares underlying the preferred stock to be withdrawn, then the depositary will deliver to that holder a new depositary receipt evidencing the excess number of depositary shares.

     Voting the Preferred Stock. Upon receipt of a notice of any meeting at which the holders of a series of preferred stock are entitled to vote, the depositary will mail the information contained in the notice of meeting to the record holders of the depositary shares underlying the preferred stock. Each record holder of the depositary shares on the record date (which will be the same date as the record date for the preferred stock) will be entitled to instruct the depositary to exercise the voting rights pertaining to the amount of the preferred stock underlying that holder's depositary shares. The depositary will try as far as practicable, to vote the number of shares of preferred stock underlying those depositary shares in accordance with those instructions, and Grey Wolf will agree to take all reasonable action which the depositary deems necessary in order to enable the depositary to do so. The depositary will not vote the shares of preferred stock to the extent that it does not receive specific instructions from the holders of depositary shares underlying the preferred stock.

     Resignation and Removal of Depositary. The depositary may resign at any time by delivering notice to us of its election to do so. We may remove the depositary at any time. Any such resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of its appointment. We must appoint a successor depositary within 45 days after delivery of the notice of resignation or removal and such successor must be a bank or trust company, or an affiliate of a bank or trust company, having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

     Amendment and Termination of the Deposit Agreement. We and the depositary may amend the form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement at any time. Any amendment that imposes fees, taxes or other charges to the holders of depositary shares or that materially and adversely alters the rights of the holders of depositary shares will not be effective until 90 days after notice of the amendment has been mailed to the record holders of the depositary shares then outstanding. Once any amendment becomes effective, every holder of depositary shares will be bound to the deposit agreement. However, we may not amend the form of deposit agreement to prevent any holders of depositary shares from receiving shares of the underlying preferred stock or any money or property that the holder may be entitled to receive if the holder surrenders the depositary shares according to the terms of the deposit agreement. If we decide to terminate the deposit agreement, then within at least 30 days before the termination date, depositary will mail notice of termination to the record holders of the depositary shares then outstanding. If we have not appointed a successor depositary within 45 days after depositary sends notice of resignation, the depositary may terminate the deposit agreement.

     If any depositary receipts remain outstanding after the date of termination, the depositary will:

     - discontinue the transfer of depositary receipts;

     - will suspend the distribution of dividends to the holders of depositary receipts; and

     - will not give any further notices (other than notice of termination) or perform any further acts under the deposit agreement.

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

     However, the depositary will continue (1) to collect dividends and any other distributions on the preferred stock and (2) to deliver the preferred stock, together with the corresponding dividends and distributions and the net proceeds of any sales of rights, preferences, privileges or other property in exchange for depositary receipts surrendered. At any time after two years from the date of termination, the depositary may sell the preferred stock then held by it at public or private sales, at such place or places and upon such terms as it deems proper, and may hold the net proceeds of any sale, together with any money and other property then held by it for the pro rata benefit of the holders of depositary receipts which have not been surrendered.

     Charges of Depositary. We will pay charges of the depositary in connection with the initial deposit of the preferred stock, all withdrawals of preferred stock by owners of depositary shares, any redemption of the preferred stock and the distribution of information to holders of depositary shares. Holders of depositary receipts will be required to pay transfer and other taxes and governmental charges and such other charges as are expressly provided in the deposit agreement to be for their accounts.

     Miscellaneous. The depositary will be required to forward to holders of depositary receipts all reports and communications from us that we deliver to the depositary and that we are required to furnish to the holders of the preferred stock.

     Neither we nor the depositary will be liable if either of us is prevented or delayed by law or any circumstance beyond our control in performing our respective obligations under the deposit agreement. Our obligations and those of the depositary will be limited to performing in good faith our respective duties under the deposit agreement. Neither we nor the depositary will be obligated to prosecute or defend any legal proceeding relating to any depositary shares or preferred stock unless satisfactory indemnity is furnished. We and the depositary may rely upon written advice of counsel or accountants, or upon information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons we believe to be competent and on documents we believe to be genuine.

DESCRIPTION OF PERMANENT GLOBAL PREFERRED SECURITIES.

     Certain series of the preferred stock or depositary shares may be issued as permanent global securities to be deposited with a depositary with respect to that series. Unless otherwise indicated in the prospectus supplement, the summary of the depositary arrangements applicable to debt securities will also be applied to preferred stock or depositary receipts issued in permanent global form and for which DTC acts as the depositary.

                            DESCRIPTION OF WARRANTS

GENERAL

     We may issue warrants to purchase debt securities, preferred stock, or common stock. We may issue warrants independently or together with any other securities we offer pursuant to a prospectus supplement and the warrants may be attached to or separate from the securities. We will issue each series of warrants under a separate warrant agreement that we will enter into with a bank or trust company, as warrant agent. We will describe additional terms of the warrants and the applicable warrant agreements in the applicable prospectus supplement.

DEBT WARRANTS

     We will describe in the applicable prospectus supplement the terms of the debt warrants being offered, the warrant agreement relating to the debt warrants and the debt warrant certificates representing the debt warrants, which may include the following:

     - the title of the debt warrants;

     - the price or prices at which the debt warrants will be issued;

     - the aggregate number of the debt warrants;

     - the designation and terms of the debt securities purchasable upon exercise of the debt warrants, and the procedures and conditions relating to the exercise of the debt warrants;

     - the designation and terms of any related debt securities with which the debt warrants are issued, and the number of the debt warrants issued with each security;

     - the date, if any, on and after which the debt warrants and the related debt securities will be separately transferable;

     - the principal amount of debt securities purchasable upon exercise of each debt warrant, and the price at which the principal amount of the debt securities may be purchased upon exercise;

     - the date on which the right to exercise the debt warrants will commence, and the date on which the right will expire;

     - the maximum or minimum number of the debt warrants which may be exercised at any time;

     - whether the debt warrants represented by the debt warrant certificates or debt securities that may be issued upon exercise of the debt warrants will be issued in registered or bearer form;

     - information with respect to book-entry procedures, if any;

     - the currency or currency units in which the offering price, if any, and the exercise price are payable;

     - a discussion of the material United States federal income tax considerations applicable to the exercise of the debt warrants;

     - the antidilution provisions of the debt warrants, if any;

     - the redemption or call provisions, if any, applicable to the debt warrants; and

     - any other terms of the debt warrants, including terms, procedures and limitations relating to the exercise of the debt warrants.

     Holders may exchange debt warrant certificates for new debt warrant certificates of different denominations, and may exercise debt warrants at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement. Prior to the exercise of their debt warrants, holders of debt warrants will not have any of the rights of holders of the securities purchasable upon the exercise and will not be entitled to payments principal, premium or interest on the securities purchasable upon the exercise.

STOCK WARRANTS

     We will describe in the applicable prospectus supplement the terms of the preferred stock warrants or common stock warrants being offered, which may include the following:

     - the title of the warrants;

     - the price or prices at which the warrants will be issued;

     - the aggregate number of the warrants issued;

     - the designation and terms of the preferred stock or common stock for which the warrants are exercisable;

     - if applicable, the designation and terms of the preferred stock or common stock with which the warrants are issued and the number of the warrants issued with each share of preferred stock or common stock;

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

     - if applicable, the date on and after which the warrants and the related preferred stock or common stock will be separately transferable;

     - the number of shares of preferred stock or common stock purchasable upon exercise of the warrants and the exercise price of the warrants;

     - the date on which the right to exercise the warrants will commence, and the date on which the right will expire;

     - the maximum or minimum number of the warrants which may be exercised at any time;

     - the currency or currency units in which the offering price, if any, and the exercise price are payable;

     - if applicable, a discussion of the material United States federal income tax considerations applicable to the exercise of the warrants;

     - any antidilution provisions of the warrants;

     - any redemption or call provisions applicable to the warrants; and

     - any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

EXERCISE OF WARRANTS

     Each warrant will entitle the holder of the warrant to purchase for cash at the exercise price set forth in the applicable prospectus supplement the principal amount of debt securities or shares of preferred stock or common stock being offered. Holders may exercise warrants at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants are void.

     Holders may exercise warrants as set forth in the prospectus supplement relating to the warrants being offered. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the debt securities or shares of preferred stock or common stock purchasable upon the exercise of the warrant. If less than all of the warrants represented by the warrant certificate are exercised, we will issue a new warrant certificate for the remaining warrants.

MODIFICATIONS

     The warrant agreements and the terms of the warrants may be amended by us and the warrant agent, without the consent of the holders of warrants, for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective or inconsistent provision contained in a warrant agreement, or in any other manner which we may deem necessary or desirable and which will not materially and adversely affect the interests of holders of outstanding warrants.

     We and the warrant agent also may modify or amend certain other terms of the warrant agreements and the warrants with the consent of the holders of not less than a majority in number of the then-outstanding unexercised warrants affected. However, no such modification or amendment may be made without the consent of the affected holders if the amendment would:

     - shorten the period of time during which the warrants may be exercised;

     - otherwise materially and adversely affect the exercise rights of the holders of the warrants; or

     - reduce the number of outstanding warrants.

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

MERGER, CONSOLIDATION OR SALE OF ASSETS

     If at any time we merge, consolidate, or sell substantially all of our assets which results in securities underlying the warrants to be converted into the right to receive stock, securities or other property, then each outstanding warrant will thereafter only be exercisable for the kind and amount of stock, securities or other property receivable upon the consummation of that transaction by a holder of the number of securities underlying the warrant.

ENFORCEABILITY OF RIGHTS BY HOLDERS

     The warrant agent will act solely as our agent in connection with the issuance and exercise of any warrants. The warrant agent will have no duty or responsibility in case of any default by us in the performance of its obligations under the warrant agreements or the warrant certificates. Each holder of warrants may, without the consent of the warrant agent, enforce by appropriate legal action, on its own behalf, its right to exercise its warrants.

                              PLAN OF DISTRIBUTION

     We may sell our securities from time to time through agents, underwriters or dealers or directly to purchasers, in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

  By Agents

     We may designate agents to solicit offers to purchase our securities.

     - We will name any agent involved in offering or selling our securities and any commissions that we will pay to the agent in the prospectus supplement.

     - Unless we indicate otherwise in the prospectus supplement, our agents will act on a best efforts basis for the period of their appointment.

     - Our agents may be deemed to be underwriters under the Securities Act of 1933 of any of our securities that they offer or sell.

  By Underwriters

     We may use an underwriter or underwriters in the offer or sale of our securities.

     - If we use an underwriter or underwriters, the offered securities will be acquired by the underwriters for their own account.

     - We will include the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transactions, including the compensation the underwriters and dealers will receive, in the prospectus supplement.

     - The underwriters will use this prospectus and the prospectus supplement to sell our securities.

     We may also sell securities pursuant to one or more standby agreements with one or more underwriters in connection with the call, redemption or exchange of a specified class or series of any outstanding securities of Grey Wolf. In a standby agreement, the underwriter or underwriters would agree either:

     - to purchase from Grey Wolf up to the number of shares of common stock that would be issuable upon conversion or exchange of all the shares of the class or series of securities of Grey Wolf at an agreed price per share of common stock; or

     - to purchase from Grey Wolf up to a specified dollar amount of offered securities at an agreed price per offered security, which price may be fixed or may be established by formula or other method and which may or may not relate to market prices of the common stock or any other outstanding security of Grey Wolf.

     The underwriter or underwriters would also agree, if applicable, to convert or exchange any securities of the class or series held or purchased by the underwriter or underwriters into or for common stock or other security of Grey Wolf. The underwriter or underwriters may assist in the solicitation of conversions or exchanges by holders of the class or series of securities.

  By Dealers

     We may use a dealer to sell our securities.

     - If we use a dealer, we, as principal, will sell our securities to the dealer.

     - The dealer will then resell our securities to the public at varying prices that the dealer will determine at the time it sells our securities.

     - We will include the name of the dealer and the terms of our transactions with the dealer in the prospectus supplement.

  By Delayed Delivery Contracts

     We may authorize our agents and underwriters to solicit offers by certain institutions to purchase our securities at the public offering price under delayed delivery contracts.

     - If we use delayed delivery contracts, we will disclose that we are using them in the prospectus supplement and will tell you when we will demand payment and delivery of the securities under the delayed delivery contracts.

     - These delayed delivery contracts will be subject only to the conditions that we set forth in the prospectus supplement.

     - We will indicate in the prospectus supplement, the commission that underwriters and agents soliciting purchases of our securities under delayed delivery contracts will be entitled to receive.

     We may directly solicit offers to purchase our securities, and we may directly sell our securities to institutional or other investors. We will describe the terms of our direct sales in the prospectus supplement. We may also sell our securities upon the exercise of rights which we may issue.

GENERAL INFORMATION

     Underwriters, dealers and agents that participate in the distribution of our securities may be underwriters as defined in the Securities Act, and any discounts or commissions they receive and any profit they make on the resale of the offered securities may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters or agents will be identified and their compensation described in a prospectus supplement. We may indemnify agents, underwriters, and dealers against certain civil liabilities, including liabilities under the Securities Act. Our agents, underwriters, and dealers, or their affiliates, may be customers of, engage in transactions with or perform services for us, in the ordinary course of business.

     Representatives of the underwriters through whom our securities are sold for public offering and sale may engage in over-allotment, stabilizing transactions, syndicate short covering transactions and penalty bids in accordance with the Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the offered securities so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the offered securities in the open market after the
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

distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representative of the underwriters to reclaim a selling concession from a syndicate member when the offered securities originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the offered securities to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on a national securities exchange and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     The legality of the securities will be passed upon for us by Porter & Hedges, L.L.P., Houston, Texas. If the securities are being distributed in an underwritten offering, certain legal matters will be passed for the underwriters by counsel identified in the related prospectus supplement.

                                    EXPERTS

     The consolidated financial statements of Grey Wolf, Inc. as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

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

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MARCH 31, 2000

                              [GREYWOLF INC. LOGO]

                                GREY WOLF, INC.

                             SHARES OF COMMON STOCK

                  -------------------------------------------

                             PROSPECTUS SUPPLEMENT
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                         JOHNSON RICE & COMPANY, L.L.C.

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We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus supplement or to make representations as to matters not stated in this prospectus supplement. You must not rely on unauthorized information. This prospectus supplement is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus supplement nor any sales hereunder after the date of this prospectus supplement shall create an implication that the information contained herein or the affairs of Grey Wolf, Inc. have not changed since the date hereof.
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Until April 25, 2000 (25 days after the date of this prospectus supplement), all dealers that effect transactions in these shares of common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
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